新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

Beijing 2008









INTERIM REPORT
2007/08 中期報告

Stock code 股份代號：16


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1. 九龍站天璽
The Cullinan, Kowloon Station

2. 沙田新城市廣場
New Town Plaza, Sha Tin

3. 九龍站環球貿易廣場
International Commerce Centre, Kowloon Station

4. 上海國金中心
Shanghai IFC, Shanghai

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

目錄

2 董事局及委員會
3 財務摘要及公司資料
4 董事局主席報告書
12 綜合損益賬
13 綜合資產負債表
14 簡明綜合現金流量表
15 簡明綜合權益變動表
16 中期財務報表賬項說明
26 財務檢討
28 其他資料

Contents

38 Board of Directors and Committees
39 Financial Highlights and Corporate Information
40 Chairman's Statement
50 Consolidated Profit and Loss Account
51 Consolidated Balance Sheet
52 Condensed Consolidated Cash Flow Statement
53 Condensed Consolidated Statement of Changes in Equity
54 Notes to the Interim Financial Statements
66 Financial Review
68 Other Information

董事局

執行董事

郭炳湘 *(主席兼行政總裁)*
郭炳江 *(副主席兼董事總經理)*
郭炳聯 *(副主席兼董事總經理)*
陳啓銘
陳鉅源
鄺　準
黃奕鑑
黃植榮

非執行董事

李兆基 *(副主席)*
胡寶星
李家祥
關卓然
盧超駿
胡家驃
(胡寶星之替代董事)

獨立非執行董事

鍾士元
葉迪奇
王于漸
張建東

委員會

審核委員會

張建東*
葉迪奇
李家祥

薪酬委員會

鍾士元*
盧超駿
王于漸

提名委員會

王于漸*
關卓然
葉迪奇

**委員會主席*

財務摘要

截至十二月三十一日止六個月	二〇〇七年	二〇〇六年	變動 *(%)*
財務摘要（港幣百萬元）			
營業額	11,919	14,781	-19.4
租金總收入[1]	3,873	3,498	+10.7
租金淨收入[1]	2,839	2,535	+12.0
公司股東應佔溢利	13,626	10,910	+24.9
公司股東應佔基本溢利[2]	6,200	5,297	+17.0
每股財務資料（港幣）			
溢利	5.42	4.38	+23.7
基礎溢利[2]	2.47	2.13	+16.0
中期息	0.80	0.70	+14.3

註：1. 包括所佔共同控制及聯營公司的收入

2. 撇除扣減遞延税項後之投資物業重估盈餘

公司資料

公司秘書
黎浩佳

註冊辦事處
香港港灣道30號
新鴻基中心45樓
電話　：(852) 2827 8111
傳真　：(852) 2827 2862
互聯網址：www.shkp.com
電子郵件：shkp@shkp.com

核數師
德勤•關黃陳方會計師行

股票登記處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-6室

主要往來銀行
中國銀行（香港）有限公司
香港上海匯豐銀行有限公司
三菱東京UFJ銀行
三井住友銀行
瑞穗實業銀行
恒生銀行有限公司
中國工商銀行
法國巴黎銀行
交通銀行
東亞銀行有限公司

律師
胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

我們謹代表在休假中的主席向各位股東報告：

業績

本集團截至二〇〇七年十二月三十一日止六個月未經審核減除稅項及少數股東權益後之盈利為港幣一百三十六億二千六百萬元，其中包括港幣七十四億五千九百萬元為投資物業的重估盈餘扣除遞延稅項後之數額，較上年度同期增加百分之二十五。每股盈利為港幣五元四角二仙，較上年度同期增加百分之二十四。

撇除投資物業公平價值變動的影響，可撥歸公司股東基礎溢利為港幣六十二億元，較上年度同期增加百分之十七。每股基礎溢利為港幣二元四角七仙，較上年度同期增加百分之十六。

股息

董事局建議派發截至二〇〇七年十二月三十一日止六個月之中期股息每股港幣八角，較上年度同期增加百分之十四。股息將於二〇〇八年四月七日派發予於二〇〇八年三月三十一日在本公司股東名冊上登記的股東。

業務檢討

售樓成績

回顧期內入賬的物業銷售額為港幣三十五億五千四百萬元，去年同期為港幣六十八億八千八百萬元。集團於期內售出及預售物業總額為港幣八十五億五百萬元，較上年度同期增加百分之十三。當中本地物業銷售總額為港幣七十五億一千八百萬元，出售的主要物業包括於二〇〇七年十二月開售的九龍海濱南岸，以及已落成物業之餘下單位，包括凱旋門、曼克頓山及君滙港。內地的物業銷售總額為港幣四億五千二百萬元，星加坡為港幣五億三千五百萬元。

土地儲備

香港

集團於期內透過更改土地用途及私人協商，新增三幅住宅地皮，所佔樓面面積合共三十六萬五千平方呎。

地點	物業用途	集團所佔權益 *(百分率)*	所佔樓面面積 *(平方呎)*
元朗寶業街18號	住宅	100	222,000
九龍滲咸花園重建項目	住宅/商場	29	106,000
赤柱村道48-50號	住宅	100	37,000
總計			**365,000**

截至二〇〇七年十二月三十一日止，集團在香港擁有土地儲備共四千三百三十萬平方呎，包括二千五百二十萬平方呎已落成投資物業及一千八百一十萬平方呎發展中物業。於中期業績結算期後，集團購入位於港島筲箕灣的住宅項目百分之九十權益，所佔樓面面積五萬五千平方呎。集團擁有超過二千三百萬平方呎地盤面積的農地，大部分位於新界現有或計劃興建的鐵路沿線，並正申請更改土地用途。集團將於適當時機透過不同途徑補充發展土地儲備。

中國內地

集團持續拓展內地投資，期內完成購入三個項目，所佔樓面面積共約七百萬平方呎。

地點	物業用途	集團所佔權益 *(百分率)*	所佔樓面面積 *(平方呎)*
廣州獵德項目	寫字樓/商場/酒店/服務式住宅	33.3	2,039,000
蘇州工業園項目	住宅/酒店/寫字樓/商場	90	3,257,000
南京河西中央商務區項目	寫字樓/商場/服務式住宅	100	1,699,000
總計			**6,995,000**

獵德項目坐落廣州核心地帶珠江新城，擁有完善交通配套，將發展為大型綜合商業項目。蘇州工業園項目由三幅地塊組成，在金雞湖畔將興建豪華住宅及酒店，而位於東面中央商務區和未來鐵路沿線的地塊，計劃興建購物商場和寫字樓。河西中央商務區發展項目位於南京的新城市核心區，將發展為購物中心、優質寫字樓及服務式住宅。

加上這些新增項目後，集團在內地的土地儲備所佔樓面面積達五千二百七十萬平方呎，其中四千九百七十萬平方呎為發展中物業，當中超過百分之七十的樓面將發展為高級住宅及服務式住宅，其餘為頂級寫字樓、購物商場及優質酒店。餘下的三百萬平方呎為已落成投資物業，主要是位於優越地段的寫字樓和購物商場，集團保留作收租用途。

地產發展

二○○七年香港住宅市場的交投量及樓價均見上升，置業者的信心持續高企。儘管股票市場波動，近數個月樓市及樓價表現依然堅穩。豪宅樓價表現繼續較整體市場優勝。受制於有限的住宅供應量，市場預售的新項目亦較少。

由於換樓客及投資者有所增加，加上內地人在港置業的興趣漸增，買樓人士的類別趨向多樣化。實質利率已步入負數，但短期投機活動仍然有限，亦遠低於一九九七年的水平。

隨著買樓人士的需求和喜好轉變，集團選擇性地調整不同發展中住宅項目的單位組合，以提供更多面積較大的單位。集團透過提升物業質素、創新的設計及單位間隔，加上全面的豪華會所設施，以及優質顧客服務，不斷為旗下物業增值，加強物業發展的邊際利潤。將推售的住宅項目天璽，將為豪宅訂立新標準。

回顧期內，環球貿易廣場第一期九十萬平方呎的優質寫字樓落成，集團將保留整個環球貿易廣場項目作為長線投資。

收租物業

回顧期內，連同在合營投資物業應佔權益，集團的租金總收入達港幣三十八億七千三百萬元，較上年度同期增加百分之十一，而租金收入淨額為港幣二十八億三千九百萬元，較去年同期上升百分之十二。集團旗下收租物業出租率維持約百分之九十五的高水平。

集團整體租金收入增長，主要由於香港經濟強勁增長，令寫字樓續租租金大幅上升。期內集團旗下商場的租金收入亦錄得穩定增長。

環球貿易廣場是集團發展中物業的最重要項目，樓高一百一十八層，第一期已於二○○七年底落成，整個項目將於二○一○年完成。該物業坐落於機鐵九龍站上蓋，享有連接中環及機場的便捷交通網絡，計劃中的跨境鐵路將令往來內地更為方便。項目提供一系列完善設施，包括服務式套房酒店港景匯、由Ritz-Carlton及W Hotels集團管理的頂級酒店，以及九十萬平方呎圓方購物商場。圓方自二○○七年十月開幕後，迅速成為深受消費者歡迎的熱點。

環球貿易廣場的預租進展順利，著名投資銀行摩根士丹利及瑞信已落實為主要租戶。目前約一百五十萬平方呎，即整個項目的百分之六十寫字樓面積，經已預租或已與來自不同行業租戶進入最後洽租階段。

集團在不同地區興建中的商廈，將成為區內優質寫字樓的新典範。正在葵涌市地段215號興建的大型寫字樓項目，毗鄰葵興港鐵站，擁有大面積樓層及智能設施，首期六十萬平方呎的建築工程現正進行中。這些新項目連同環球貿易廣場，將鞏固集團作為全港最大規模甲級寫字樓地產發展商之一的地位。

本地零售業興旺，集團旗下商場吸引更多遊人，令租戶的人流及營業額均有增長。APM商場及國際金融中心商場保持高出租率，其成功典範進一步加強集團在零售租務市場的領導地位。集團將繼續在旗下商場定期舉辦推廣活動及重整租戶組合，吸引更多顧客，從而帶動租戶的生意。世貿中心現正進行翻新工程，新租戶已陸續進駐，當翻新工程完成後，煥然一新的商場將為遊人提供更理想的購物環境，預期人流將會增加。

隨著本港經濟發展蓬勃，帶動市場對出租豪宅的需求增加。位於九龍站服務式套房酒店港景匯將於今年中開業，為住客提供前所未有的豪華生活享受及尊貴服務。

中國內地業務

內地經濟迅速增長，人民收入增加，在資金持續流入及充裕流動資金帶動下，全國的物業市場於二〇〇七年大部分時間都表現強勁。在通脹上升下，內地於去年較後期加大宏觀調控的力度，令房地產特別是住宅市場受壓。雖然住宅成交量下跌及樓價偏軟，但長遠而言，目前的調整將有助內地物業市場持續及健康發展。

回顧期內，集團進一步拓展內地的投資，分別在廣州、南京及蘇州投資新項目。在內地的主要發展中項目進度理想。

位於上海陸家嘴金融貿易區的上海國金中心，總面積超過四百萬平方呎，項目將分期完成，預計於二〇一〇年全部竣工。寫字樓的設計達最新國際標準及規格，務求迎合大型跨國企業及金融機構的要求。滙豐銀行將其中國總部設於上海國金中心南座寫字樓，成為最大用戶。市場對國金中心旗艦商場有濃厚興趣，前期租務反應令人鼓舞，已有多家國際零售商號及知名餐廳洽租開設旗艦店。

集團另一項優質綜合物業發展計劃為上海淮海中路項目，所佔樓面面積達二百五十萬平方呎，建造工程正進行中。項目位於最繁盛地區，並連接三條地鐵幹線交匯處，將興建商場、寫字樓及豪華住宅，預計於二〇一〇年落成。商場的前期市務推廣經已展開。

濰坊豪華住宅項目總樓面面積一百七十萬平方呎，已進入最後規劃階段。項目位於黃浦江畔，將為上海的世界級豪宅訂立新標準。

位於無錫的太湖國際社區項目進展順利，第一期預售成績令人鼓舞，已售出約六百個單位。至於其他在杭州、成都及廣州的項目正按計劃進行，而位於廣州、南京及蘇州的新項目，亦正在規劃中。

在內地出租的投資物業組合持續表現良好。回顧期內，上海中環廣場的寫字樓及商場全部租出，租金亦有所提升，而名仕苑亦錄得超過九成的出租率。

面積一百萬平方呎的新東安市場已於去年底重新命名為北京新東安廣場，大型翻新工程亦同時完成，租務反應令人鼓舞，約九成面積已獲承租。翻新後的商場匯聚國際時尚品牌，以及多元化餐飲選擇，充分把握今年舉行的北京奧運會所帶來的商機。面積達四十六萬平方呎的寫字樓亦正進行翻新，將如期於二〇〇八年下半年完成。

酒店

回顧期內，集團旗下四季酒店、帝苑酒店、帝京酒店及帝都酒店的入住率平均高逾百分之九十，房租亦有可觀增長。這是受惠於管理層悉力提升服務質素和香港成為更受歡迎的旅遊熱點。

位於汀九海濱的帝景酒店，自去年六月開業以來，業務表現穩步增長，而九龍站的W Hotel預期於二〇〇八年下半年開業。

今年香港協辦北京奧運馬術項目，將令本港旅遊業更為蓬勃，而集團旗下帝都酒店更獲選成為奧運村，為八月舉行奧運馬術賽的參賽選手及支援人員提供住宿，進一步鞏固集團在提供優質酒店和客戶服務的領導地位。

集團將充分把握香港和內地湧現的商機，世界級酒店Ritz-Carlton將於二〇一〇年落成，而另一個位於將軍澳的酒店項目，建築工程亦已展開。在內地方面，集團於上海國金中心興建兩間優質酒店，將分別由Ritz-Carlton及W Hotels集團管理，工程進展順利。

電訊及資訊科技

數碼通

回顧期內，數碼通的服務收益及利潤持續增長。儘管面對激烈的市場競爭，客戶質素仍然不斷提升，用戶平均收益增加。由於公司專注發展多媒體服務及提供尊貴客戶服務體驗，數據收益亦見可觀增長。集團對數碼通的定位及業務前景充滿信心，並將繼續持有其股權作長期投資。

新意網

回顧期內，新意網的收益及經常性盈利持續增長，其核心業務互聯優勢旗下的數據中心，憑著先進設施繼續成功吸納高質素的跨國及本地企業成為新客戶，出租率穩定增長。集團對該公司的財務實力及盈利前景保持信心。

運輸及基建

載通國際

在燃油費急升、工資增加及通脹壓力下，載通國際在香港及內地的巴士業務表現持續受到壓力。二〇〇七年銷售曼克頓山住宅單位為該公司帶來顯著盈利。內地經濟迅速發展，亦將繼續為該公司提供新的投資機會。載通國際持有路訊通控股有限公司百分之七十三股權，主要在香港及內地經營媒體銷售業務。

其他基建業務

威信集團於期內錄得令人滿意的業績，內河碼頭及機場空運中心運作暢順，三號幹線（郊野公園段）的交通流量繼續保持穩定。集團所有基建項目皆集中在香港，長遠可為集團帶來穩定的收入來源。

集團財務

集團一直保持穩健財務管理策略，維持低借貸比率及高利息倍數比率。租金收入及物業銷售為集團帶來強大現金流量，於二〇〇七年十二月三十一日，淨債項與股東權益比率為百分之十四點三。

集團於二〇〇七年十月配售七千二百五十萬股，每股配售價為港幣一百五十元七角五仙，淨集資額為港幣一百〇八億八千四百萬元，是次集資令集團能以更佳財務狀況拓展在本港及內地的業務。繼於二〇〇七年六月籌組一項為期六年、港幣一百五十二億五千萬元的銀團循環貸款後，集團將留意市場情況，考慮透過融資市場或歐洲中期票據發行機制，在理想息率水平下安排長期貸款。

集團並無參與任何衍生工具或結構性產品的交易，其中包括抵押債務債券，而絕大部分集團的借貸均為港元結算，內地項目的融資亦以人民幣進行，外匯風險極低。集團憑強健財政狀況及市場領導地位，分別獲穆迪給予A1級及標準普爾給予A級的信貸評級，前景評級均為穩定，是香港地產發展商中獲得的最高評級。

顧客服務

集團向來以客為先，旗下物業管理公司康業及啟勝在香港管理超過二十五萬住戶，提供最優質的顧客服務。

集團密切留意市場變化趨勢，俾能持續提供優質產品和服務。新地會的會員人數超過二十七萬名，為集團提供與市場雙向溝通的有效渠道。該會提供多元化與物業相關及購物尊享優惠，以及消閑娛樂活動。該會的聯營信用卡亦為會員提供一系列購物及其他優惠。

企業管治

集團致力在業務各環節推行高水平的企業管治，透過完善的匯報系統及內部監控，確保責任制有效執行，並適時發放資訊予投資界，以保持企業高透明度。

集團努力不懈實踐高水平企業管治，獲國際知名財經雜誌廣泛認同。集團於二〇〇七年獲《Asiamoney》雜誌評選為亞洲及香港最佳企業管治公司第一名，同年獲《Euromoney》雜誌評選為亞洲最佳管理地產公司第一名及香港最佳管理公司第一名。集團更榮獲《Liquid Real Estate》雜誌頒發全球最佳地產公司第一名、亞洲及香港最佳地產公司第一名。

企業公民責任

集團支持多項推廣教育及促進社會福祉的活動，積極履行企業公民責任。

集團向來十分關注保護環境，在新發展項目的規劃、設計、建築及管理方面都加入環保概念，務求締造綠色健康的生活。集團在推行環保措施上的成效得到認同，其中環球貿易廣場在建築環境評估法中獲得最高評級。

為推廣閱讀風氣而成立的「新地開心閱讀」計劃，積極舉辦閱讀創作比賽、講座及出版免費讀書雜誌。集團亦舉辦諾貝爾獎得獎學人系列講座，以及各項活動及研討會，宣揚正確生活態度及心理健康。

集團深明員工為最珍貴資產，除定期在本地及內地大學招募優秀人才外，亦全面推行見習行政人員計劃。集團為各職級員工提供一系列培訓課程，協助員工在個人及專業上，充分發展個人潛能。

展望

二〇〇八年全球經濟將面對挑戰，尤其是美國。次按危機擴散及緊隨的主要經濟體系信貸緊縮，使經濟增長面臨更高風險。但相關政府及中央銀行已採取積極政策和措施，環球經濟應能夠渡過這些不明朗的情況。

內地現面對通脹上升及對外收支不平衡等問題，預期宏觀調控措施在二〇〇八年大部分時間內仍將持續推行。在八月舉行的北京奧運會將提供大量商機，加上內部消費將保持增長，以及固定資產投資項目逐步施行，均支持內地的經濟擴展。

集團歡迎政府在二〇〇八至〇九年度財政預算案中提出的積極措施及稅項寬減，這些新措施連同低利率環境，將有助今年香港經濟穩健增長。

儘管外圍經濟不明朗及股票市場波動，預期今年本港住宅樓市將會持續向好。市民收入增加，買家負擔能力強及負利率，都有利對住宅的需求，而新落成私人物業供應量於未來幾年將維持在歷史低水平。

集團將繼續在本港推售優質住宅項目，同時積極透過不同渠道在香港補充土地儲備，包括將農地更改為住宅用途。

由於預期新租及續約租金將有所增加，因此集團在本港的投資物業將繼續表現良好。在港島核心地區的甲級寫字樓，由於供應有限，租金將保持堅穩。而就業市場活躍，市民收入增加，加上旅客消費趨升，將帶動商場租金穩定地溫和上升。

集團目前在香港正發展約五百五十萬平方呎投資物業，這些項目連同內地的新項目，將為集團在中長期帶來可觀租金收入。集團會考慮出售部分非核心投資物業，以優化收租物業的組合。

集團將繼續採取專注的投資策略，積極拓展內地業務。在主力投資於四個重點城市包括北京、上海、廣州及深圳的同時，亦會選擇在個別收入較高及有地理優勢的主要城市作投資。

雖然內地的宏觀調控及收緊信貸措施將令住宅市場的整固維持一段時間。但長遠來說，經濟繼續增長，加上持續城市化，將為內地主要城市的物業市場提供更多發展空間。集團將充分把握目前內地的形勢，於適當時機投資具吸引回報的新項目。

集團將於未來九個月內推售的香港住宅項目包括九龍站天璽和沙田道風山的低密度豪宅，以及位於元朗龍田村以年輕專業人士為對象的時尚住宅項目。在內地方面，計劃未來一年推出預售的住宅項目包括杭州萬象城第一期及廣州三東大道住宅項目，還有成都雙流縣項目第一期及中山奕翠園第四期。如無不可預測情況，預期集團本財政年度業績將有滿意表現。

致謝

集團於二〇〇七年十二月委任張健東博士為獨立非執行董事，他擁有豐富財務知識，加上在公共事務的經驗，對集團未來發展將有莫大裨益。

我們亦藉此機會，對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

承董事局命

郭炳江
副主席兼董事總經理

郭炳聯
副主席兼董事總經理

香港，二〇〇八年三月六日

綜合損益賬

截至二〇〇七年十二月三十一日止六個月（以港幣百萬元計）

	說明	（未經審核） 截至十二月三十一日止 六個月 二〇〇七年	二〇〇六年
收入	2	**11,919**	14,781
銷售成本		**(5,357)**	(8,220)
毛利		**6,562**	6,561
其他收益		**322**	314
銷售及推銷費用		**(598)**	(755)
行政費用		**(622)**	(585)
未計入投資物業之公平價值變動的營業溢利	2	**5,664**	5,535
投資物業之公平價值增加		**5,842**	5,547
已計入投資物業之公平價值變動的營業溢利		**11,506**	11,082
財務支出		**(516)**	(430)
財務收入		**158**	133
淨財務支出	3	**(358)**	(297)
出售長期投資項目溢利減減值撥備 — 淨額	4	**530**	4
所佔聯營公司業績		**285**	565
所佔共同控制公司業績		**4,000**	1,462
	2	**4,285**	2,027
稅前溢利	5	**15,963**	12,816
稅項	6	**(2,117)**	(1,816)
本期溢利		**13,846**	11,000
應佔：			
公司股東		**13,626**	10,910
少數股東權益		**220**	90
		13,846	11,000
中期股息每股港幣八角（二〇〇六年：每股港幣七角）		**2,051**	1,744
（以港幣為單位）			
公司股東應佔每股溢利	7(a)		
基本		**$5.42**	$4.38
攤薄後		**N/A**	$4.38
每股基礎溢利（不包括扣除遞延稅項後的投資物業公平價值變動之影響）	7(b)		
基本		**$2.47**	$2.13
攤薄後		**N/A**	$2.13

綜合資產負債表

於二〇〇七年十二月三十一日（以港幣百萬元計）

	說明	(未經審核) 二〇〇七年 十二月三十一日	(經審核) 二〇〇七年 六月三十日
非流動資產			
投資物業	8	**146,381**	135,143
固定資產	9	**22,680**	21,476
聯營公司		**3,709**	3,414
共同控制公司		**24,698**	19,684
長期投資項目	10	**5,584**	6,297
應收放款	11	**923**	1,120
無形資產	12	**602**	634
商譽		**34**	-
		204,611	187,768
流動資產			
供出售物業		**61,580**	48,796
應收賬項、預付款項及其他	13	**10,076**	12,525
短期投資項目	14	**880**	841
銀行結存及存款		**7,544**	7,364
		80,080	69,526
流動負債			
銀行及其他借項		**(2,054)**	(773)
業務及其他應付賬項	15	**(14,017)**	(14,136)
已收取售樓訂金		**(223)**	(6)
稅項		**(3,868)**	(3,944)
		(20,162)	(18,859)
流動資產淨值		**59,918**	50,667
資產總額減流動負債		**264,529**	238,435
非流動負債			
銀行及其他借項		**(34,998)**	(32,559)
遞延稅項		**(18,153)**	(16,684)
其他長期負債		**(667)**	(697)
		(53,818)	(49,940)
資產淨值		**210,711**	188,495
資本及儲備			
股本	16	**1,282**	1,246
資本溢價及儲備金		**205,137**	184,230
股東權益		**206,419**	185,476
少數股東權益		**4,292**	3,019
權益總額		**210,711**	188,495

簡明綜合現金流量表

截至二〇〇七年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
經營業務之現金（支出）/流入淨額	**(2,341)**	2,019
投資活動之現金支出淨額	**(6,709)**	(5,745)
融資活動之現金（支出）/流入淨額		
- 提取銀行及其他借項淨額	**3,437**	7,281
- 支付股東股息	**(4,103)**	(3,738)
- 支付少數股東股息	**(299)**	(261)
- 發行股票所得	**10,891**	-
- 其他	**(866)**	(456)
	9,060	2,826
現金及現金等值項目增加 /（減少）	**10**	(900)
期初結存之現金及現金等值項目	**6,975**	7,406
換算外滙滙率轉變之影響	**10**	11
期末結存之現金及現金等值項目	**6,995**	6,517
期末結存之現金及現金等值項目分析		
銀行存款	**6,503**	6,193
銀行結存及現金	**947**	778
銀行透支	**(115)**	(124)
	7,335	6,847
減：抵押銀行存款	**(340)**	(330)
	6,995	6,517

簡明綜合權益變動表

截至二〇〇七年十二月三十一日止六個月（以港幣百萬元計）

	(未經審核)								
	公司股東應佔								
	股本	資本溢價	資本儲備	投資重估儲備	滙兑儲備	保留溢利	總額	少數股東權益	總額
於二〇〇六年七月一日	1,246	24,873	757	959	152	139,542	167,529	3,018	170,547
折算賬項之滙兑差額 - 附屬公司	-	-	-	-	206	-	206	5	211
可供出售投資項目之公平價值收益	-	-	-	1,026	-	-	1,026	11	1,037
在權益賬中直接確認之淨收入	-	-	-	1,026	206	-	1,232	16	1,248
售出可供出售投資項目之公平價值收益變現	-	-	-	(9)	-	-	(9)	-	(9)
本期溢利	-	-	-	-	-	10,910	10,910	90	11,000
期內已確認收入總額	-	-	-	1,017	206	10,910	12,133	106	12,239
行使購股權之已發行股票	-	54	(1)	-	-	-	53	-	53
股權支付確認	-	-	1	-	-	-	1	-	1
已派末期股息	-	-	-	-	-	(3,738)	(3,738)	-	(3,738)
收購附屬公司	-	-	-	-	-	-	-	(18)	(18)
支付少數股東股息	-	-	-	-	-	-	-	(261)	(261)
於二〇〇六年十二月三十一日	1,246	24,927	757	1,976	358	146,714	175,978	2,845	178,823
於二〇〇七年七月一日	**1,246**	**24,927**	**757**	**2,276**	**983**	**155,287**	**185,476**	**3,019**	**188,495**
折算賬項之滙兑差額 - 附屬公司	**-**	**-**	**-**	**-**	**715**	**-**	**715**	**58**	**773**
可供出售投資項目之公平價值收益	**-**	**-**	**-**	**110**	**-**	**-**	**110**	**-**	**110**
在權益賬中直接確認之淨收入	**-**	**-**	**-**	**110**	**715**	**-**	**825**	**58**	**883**
售出可供出售投資項目之公平價值收益變現	**-**	**-**	**-**	**(295)**	**-**	**-**	**(295)**	**-**	**(295)**
本期溢利	**-**	**-**	**-**	**-**	**-**	**13,626**	**13,626**	**220**	**13,846**
期內已確認收入總額	**-**	**-**	**-**	**(185)**	**715**	**13,626**	**14,156**	**278**	**14,434**
發行股票減支出後淨額	**36**	**10,855**	**-**	**-**	**-**	**-**	**10,891**	**-**	**10,891**
附屬公司回購其股份引致之資本儲備撥入	**-**	**-**	**1**	**-**	**-**	**(1)**	**-**	**-**	**-**
附屬公司購股權被行使所發行之股份	**-**	**-**	**(1)**	**-**	**-**	**-**	**(1)**	**1**	**-**
已派末期股息	**-**	**-**	**-**	**-**	**-**	**(4,103)**	**(4,103)**	**-**	**(4,103)**
收購附屬公司	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,218**	**1,218**
被視作出售附屬公司	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**7**	**7**
少數股東資本貢獻	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**71**	**71**
償還少數股東資本貢獻	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(3)**	**(3)**
支付少數股東股息	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(299)**	**(299)**
於二〇〇七年十二月三十一日	**1,282**	**35,782**	**757**	**2,091**	**1,698**	**164,809**	**206,419**	**4,292**	**210,711**

(以港幣百萬元計)

1. 編製基準

本集團之簡明中期財務報表已按照由香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及適用的香港聯合交易所有限公司的證券上市規則附錄十六編製而成。所使用之會計政策與編製截至二OO七年六月三十日止年度之全年財務報表所用者相同。

於本會計期間，本集團首次應用多項由香港會計師公會頒佈之新訂準則、修訂及詮釋 (在下文統稱「新香港財務報告準則」)。

		於以下日期或以後開始之會計期間生效
香港會計準則第1號 (經修訂)	資本披露	2007年 1月1日
香港財務報告準則第7號	金融工具：披露	2007年 1月1日
香港 (國際財務報告準則詮釋委員會) - 詮釋第10號	中期財務報告及減值	2006年 11月1日
香港 (國際財務報告準則詮釋委員會) - 詮釋第11號	香港財務報告準則第2號：集團及庫存股份交易	2007年 3月1日

採納上述新香港財務報告準則對本集團業績及財務狀況並無重大影響。

2. 分部資料

本集團以業務分類為其主要分部資料之基準分析期內收入及業績如下：

截至二OO七年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司	應佔溢利
	分部收入	分部業積	所佔業積	總數
物業				
物業銷售	3,554	2,348	1,387	3,735
租金收入	3,232	2,355	484	2,839
	6,786	4,703	1,871	6,574
酒店經營	509	165	79	244
電訊	2,056	191	-	191
其他業務	2,568	641	56	697
	11,919	5,700	2,006	7,706
其他收益		322	-	322
未分配的行政費用		(358)	-	(358)
未計入投資物業之公平價值變動的營業溢利		5,664	2,006	7,670
投資物業之公平價值增加		5,842	3,463	9,305
已計入投資物業之公平價值變動的營業溢利		11,506	5,469	16,975
淨財務支出		(358)	(257)	(615)
出售長期投資項目溢利減減值撥備 — 淨額		530	-	530
税前溢利		11,678	5,212	16,890
税項				
- 集團		(2,117)	-	(2,117)
- 聯營公司		-	(31)	(31)
- 共同控制公司		-	(896)	(896)
税後溢利		9,561	4,285	13,846

(以港幣百萬元計)

2. 分部資料(續)

截至二〇〇六年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司	應佔溢利
	分部收入	分部業積	所佔業積	總數
物業				
物業銷售	6,888	2,633	648	3,281
租金收入	2,966	2,143	392	2,535
	9,854	4,776	1,040	5,816
酒店經營	415	140	57	197
電訊	2,102	48	-	48
其他業務	2,410	578	78	656
	14,781	5,542	1,175	6,717
其他收益		314	-	314
未分配的行政費用		(321)	-	(321)
未計入投資物業之公平價值變動的營業溢利		5,535	1,175	6,710
投資物業之公平價值增加		5,547	1,290	6,837
已計入投資物業之公平價值變動的營業溢利		11,082	2,465	13,547
淨財務支出		(297)	(81)	(378)
出售長期投資項目溢利減減值撥備 - 淨額		4	-	4
稅前溢利		10,789	2,384	13,173
稅項				
- 集團		(1,816)	-	(1,816)
- 聯營公司		-	(44)	(44)
- 共同控制公司		-	(313)	(313)
稅後溢利		8,973	2,027	11,000

物業銷售收入包括來自出售投資物業港幣八千八百萬元(二〇〇六年:港幣三千六百萬元)。

其他業務包括來自物業管理、停車場及運輸基建管理、收費道路、 物流業務、建築、金融服務、互聯網基建、輔強服務及百貨公司的收入及利潤。

其他收益主要包括來自股票及債券投資項目收入。

（以港幣百萬元計）

3. 淨財務支出

	截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
利息支出		
銀行借款及透支	**719**	520
須於五年內全數償還之其他借項	**36**	63
不須於五年內全數償還之其他借項	**150**	48
	905	631
名義非現金利息	**42**	37
減：撥作資本性支出之部份	**(431)**	(238)
	516	430
銀行存款之利息收入	**(158)**	(133)
	358	297

4. 出售長期投資項目溢利減減值撥備 - 淨額

	截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
被視作出售附屬公司溢利	**2**	-
出售共同控制公司溢利	**20**	-
出售可供出售投資項目溢利	**508**	12
可供出售投資項目之減值撥備	**-**	(8)
	530	4

5. 税前溢利

	截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
税前溢利		
已扣減：		
物業銷售成本	**1,016**	3,915
其他存貨銷售成本	**329**	526
折舊及攤銷	**540**	494
無形資產攤銷（包括在銷售成本內）	**32**	31
及計入：		
上市及非上市投資項目股息收入	**101**	73
上市及非上市債務證券利息收入	**31**	11
有市價證券已變現及未變現之淨持有利益	**175**	203

(以港幣百萬元計)

6. 稅項

	截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
本期稅項		
香港利得稅	**727**	691
中國所得稅	**25**	10
	752	701
遞延稅項		
投資物業之公平價值變動	**1,183**	974
其他暫時差異之產生及回撥	**182**	141
	1,365	1,115
	2,117	1,816

香港利得稅根據期內預算須課稅溢利按 17.5%(二〇〇六年: 17.5%)計算。中國所得稅以中國適用稅率計算。

7. 每股溢利

(a) 賬目所示每股溢利

每股基本及攤薄後溢利是以集團可撥歸公司股東溢利港幣一百三十六億二千六百萬元(二〇〇六年:港幣一百零九億一千萬元)計算 。

每股基本溢利是按期內已發行加權平均股數二十五億一千三百一十一萬零五百三十六股(二〇〇六年:二十四億九千一百七十九萬五千一百九十四股)計算。截至二〇〇七年十二月三十一日止期內並沒有任何潛在被攤薄的普通股,因此並無被攤薄後的每股溢利需要呈報。截至二〇〇六年十二月三十一日止期內被攤薄後每股溢利是按期內加權平均股數二十四億九千一百七十九萬九千八百九十五股,此乃包括期內已發行股份之加權平均股數及假設所有尚餘購股權在被視作沒有作價下行使時的加權平均股數四千七百零一股計算。

(以港幣百萬元計)

7. 每股溢利(續)

(b) 每股基礎溢利

另外,集團以不包括投資物業公平價值變動的可撥歸公司股東之基礎溢利港幣六十二億元(二〇〇六年:港幣五十二億九千七百萬元)來計算每股基本及攤薄後溢利作為評估集團的業務表現。溢利之對賬如下:

	截至十二月三十一日止六個月	
	二〇〇七年	二〇〇六年
綜合損益賬內所示公司股東應佔溢利	**13,626**	10,910
投資物業之公平價值增加	**(5,842)**	(5,547)
投資物業公平價值變動之遞延稅項	**1,183**	974
出售投資物業已變現收益之調整	**33**	26
少數股東權益應佔投資物業扣除遞延稅項後之公平價值增加/(減少)	**56**	(2)
所佔聯營公司及共同控制公司投資物業扣除遞延稅項後之公平價值增加	**(2,856)**	(1,064)
公司股東應佔基礎溢利	**6,200**	5,297

8. 投資物業

(a) 期內變動情況

估值	
於二〇〇七年七月一日	**135,143**
收購附屬公司所得	**2,119**
添置	**1,609**
撥入	**1,055**
出售	**(76)**
撥出	**(3)**
匯兌差額	**692**
公平價值變動	**5,842**
於二〇〇七年十二月三十一日	**146,381**

(b) 以上物業之估值包括:

持有之香港物業	
長期契約(不少於五十年)	**26,941**
中期契約(少於五十年但不少於十年)	**100,855**
持有之海外物業	
長期契約(不少於五十年)	**806**
中期契約(少於五十年但不少於十年)	**17,779**
	146,381

(c) 本集團投資物業於二〇〇七年十二月三十一日由內部專業測計師以市值為準則作出重估。

9. 固定資產

期內增加的固定資產總額為港幣二十五億零六百萬元。出售的固定資產之賬面淨值為港幣九百萬元。

10. 長期投資項目

	二〇〇七年十二月三十一日	二〇〇七年六月三十日
持有至到期日債務證券		
海外上市債務證券	**593**	745
可供出售股本證券		
海外上市股本證券	**823**	802
香港上市股本證券	**3,594**	4,147
非上市股本證券	**574**	603
	4,991	5,552
	5,584	6,297
市值		
海外上市	**1,416**	1,547
香港上市	**3,594**	4,147
	5,010	5,694

11. 應收放款

	二〇〇七年十二月三十一日	二〇〇七年六月三十日
應收按揭放款	**1,087**	1,164
減：已列入流動資產於一年內收取之金額	**(164)**	(44)
	923	1,120

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款。其利息以銀行貸款利率作為參考。

應收放款的賬面值與其公平價值相若。

12. 無形資產

無形資產指電訊牌照年費於有效期內的貼現值減累計攤銷及減值撥備。其相關合同責任之非即期及即期部分分別於其他長期負債及其他應付賬項記賬。

（以港幣百萬元計）

13. 應收賬項、預付款項及其他

買家須按照買賣合約條文而繳交售出物業的作價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在本集團應收賬項、預付款項及其他應收賬項內的應收貿易賬項為港幣四十九億一千七百萬元（二〇〇七年六月三十日：港幣一百零三億四千一百萬元），其賬齡為：少於六十天佔百分之九十二，六十一至九十天佔百分之二，而超過九十天則為百分之六（二〇〇七年六月三十日：分別為百分之九十八，百分之一及百分之一）。

應收賬項及其他的公平價值與其賬面值並沒有重大分別。

14. 短期投資項目

	二〇〇七年十二月三十一日	二〇〇七年六月三十日
有市價證券，市值		
香港上市股本證券	**798**	710
海外上市股本證券	**43**	61
	841	771
一年內到期之持有至到期日債務證券，已攤銷成本		
海外上市債務證券（二〇〇七年六月三十日市值: 港幣三千一百萬元）	**-**	31
一年內到期之可供出售債務證券		
海外上市債務證券	**39**	39
	880	841

15. 業務及其他應付賬項

包括在集團業務及其他應付賬項內的應付貿易賬項為港幣十二億五千六百萬元（二〇〇七年六月三十日：港幣九億八千六百萬元），其賬齡為：少於六十天佔百分之六十五，六十一天至九十天佔百分之四 ，而超過九十天則為百分之三十一。（二〇〇七年六月三十日：分別為百分之六十三，百分之四及百分之三十三） 。

業務及其他應付賬項的賬面值與其公平價值相若。

(以港幣百萬元計)

16. 股本

	股數 百萬股	金額
法定：		
每股面值港幣五角之普通股		
期初及期末	**2,900**	**1,450**
已發行及繳足：		
每股面值港幣五角之普通股		
期初	**2,492**	**1,246**
發行股本	**72**	**36**
期末	**2,564**	**1,282**

於二〇〇七年十月二十九日，本公司按每股港幣一百五十元七角五仙「配售價」以先舊後新方式配售七千二百五十萬股普通股。其後，本公司再按每股港幣一百五十元二角三仙認購價發行本公司之普通股七千二百五十萬新股，以增加本公司之資本基礎。認購價相等於配售價扣除本公司配售事項之費用。因此，本公司之股本及股份溢價分別增加港幣三千六百萬元及港幣一百零八億五千五百萬元。新普通股將與已發行之現有股份享有同等權利。

(以港幣百萬元計)

17. 購股權計劃

(a) 截至二○○七年十二月三十一日止六個月，期內購股權未有變動或結餘。在前購股權計劃下，截至二○○六年十二月三十一日止六個月用以認購本公司普通股的購股權變動如下：

			購股權數目			
授出日期	行使價	行使期限	於二○○六年七月一日	期內行使	期內失效	於二○○六年十二月三十一日
2001年7月16日	港幣70元	2002年7月16日至2006年7月15日	810,000	(774,000)	(36,000)	-
			810,000	(774,000)	(36,000)	-

(b) 截至二○○七年十二月三十一日止六個月並沒有購股權被行使。截至二○○六年十二月三十一日止六個月，購股權被行使詳情如下：

行使日期	行使價	於行使日期每股市值	購股權數目	所得金額
2006年7月3日	港幣70 元	港幣79.15 元	24,000	1
2006年7月6日	港幣70 元	港幣79.35 元	60,000	4
2006年7月7日	港幣70 元	港幣78.45 元	75,000	5
2006年7月10日	港幣70 元	港幣78.80 元	150,000	11
2006年7月11日	港幣70 元	港幣78.80 元	240,000	17
2006年7月12日	港幣70 元	港幣78.80 元	225,000	16
			774,000	54

18. 關連人士交易

以下是集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二○○七年	二○○六年	二○○七年	二○○六年
利息收入	**-**	-	**63**	61
租金收入	**3**	3	**-**	-
租金支出	**-**	-	**12**	12
提供服務之其他收益	**45**	308	**7**	7
貨物購買及服務	**-**	-	**105**	56

(以港幣百萬元計)

19. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下:

	二〇〇七年 十二月三十一日	二〇〇七年 六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	**8,729**	8,876
已批准但未簽約	**139**	490
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	**4**	4
(c) 本集團應佔合營項目之資本承擔：		
已簽約但未在賬目中備付	**2,294**	1,800
已批准但未簽約	**85**	-

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣二十四億零八百萬元（二〇〇七年六月三十日：港幣三十四億元）及其他擔保港幣二百萬元（二〇〇七年六月三十日：港幣二百萬元）。

20. 比較數字

部分比較數字已重新陳述，以符合本期表列。

業績檢討

本集團截至二〇〇七年十二月三十一日止六個月可撥歸公司股東溢利為港幣一百三十六億二千六百萬元，較去年同期港幣一百零九億一千萬元增加港幣二十七億一千六百萬元或百分之二十四點九。本期賬目所示溢利已包括投資物業公平價值〈扣除遞延稅項〉之增加為港幣七十四億五千九百萬元，去年同期為港幣五十六億三千九百萬元。

期內基礎淨溢利並不包括投資物業公平價值之變動為港幣六十二億元，較去年同期港幣五十二億九千七百萬元增加港幣九億零三百萬元或百分之十七。盈利增長主要來自物業銷售之較高溢利貢獻及淨租金收益，其原因為物業發展邊際利潤的增長和於重訂租金合約時之可觀租金調升。期內物業銷售溢利及淨租金收益為港幣三十七億三千五百萬元及港幣二十八億三千九百萬元，較去年同期分別增加百分之十三點八及百分之十二。

財務來源及流動資本

(a) 淨債項及負債比率

截至二〇〇七年十二月三十一日止，公司股東權益由去年港幣一千八百五十四億七千六百萬元或每股港幣七十四元四角增加至港幣二千零六十四億一千九百萬元或每股港幣八十元五角。公司股東權益增加港幣二百零九億四千三百萬元或百分之十一，大部分來自截至二〇〇七年十二月三十一日止六個月的基礎淨溢利，投資物業組合公平價值之增加，及本集團於二〇〇七年十月配售股份發行七千二百五十萬股新股後令公司權益增加港幣一百零八億九千一百萬元。

本集團財政狀況保持強勁，維持較低的負債比率及較高利息倍數比率。二〇〇七年十二月三十一日的負債比率〈按淨債項相對公司股東資金比例來計算〉為百分之十四點三，二〇〇七年六月三十日為百分之十四。本期利息倍數比率〈按基礎營業溢利及撥作資本性支出前的淨利息支出的比例來計算〉為七點二倍，去年同期為十點四倍。

集團於二〇〇七年十二月三十一日的債項總額為港幣三百七十億五千二百萬元。其中港幣十三億零五百萬元為集團附屬公司，三號幹線〈郊野公園段〉有限公司以其資產抵押作擔保的無追索權銀行借款。集團其餘借款均無抵押。扣除銀行存款及現金港幣七十五億四千四百萬元後的淨債項為港幣二百九十五億零八百萬元。集團總債項的到期組合如下：

	二〇〇七年 十二月三十一日 港幣百萬元	二〇〇七年 六月三十日 港幣百萬元
償還期為：		
一年內	**2,054**	773
一年後及兩年內	**4,726**	5,429
兩年後及五年內	**18,389**	21,585
五年後	**11,883**	5,545
借款總額	**37,052**	33,332
銀行存款及現金	**7,544**	7,364
淨債項	**29,508**	25,968

財務來源及流動資本 (續)

(b) 庫務政策

集團的整體融資及庫務事宜均集中在集團中央層面管理及監控。於二〇〇七年十二月三十一日，集團百分之九十一的債項是經由全資擁有的財務附屬公司而餘下百分之九是經由業務性附屬公司借入的。

集團因擁有龐大以港元為主的資產基礎及業務現金流量，外匯風險減到最少。於二〇〇七年十二月三十一日集團約百分之八十六的借款為港元借款，百分之四的借款為星加坡元借款，百分之八的借款為美元借款及百分之二的借款為其他貨幣借款。外國貨幣借款主要用作對香港以外物業項目的融資。

集團的借款主要以浮息計算。部分集團發行的定息票據，已透過利率掉期合約轉為浮息債項。於二〇〇七年十二月三十一日，大概百分之九十的集團借款為浮息債項，包括由定息掉換浮息的債項，百分之十的集團借款為定息債項。金融衍生工具的運用均受到嚴格監控並只用作管理集團借款的基本風險。本集團一貫的政策是不會進行投機性的衍生工具交易。

於二〇〇七年十二月三十一日未到期的有關定息掉換浮息掉期合約之公平價值對沖總額為港幣二十七億一千三百萬元及貨幣掉期合約(用以對沖償還美元債項本金)總額為港幣二億三千五百萬元。

資產抵押

於二〇〇七年十二月三十一日，集團附屬公司數碼通抵押部分銀行存款總額港幣三億四千萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。 此外，集團附屬公司，三號幹線(郊野公園段)有限公司，抵押其資產賬面淨值共港幣四十五億零六百萬元作為銀行借款抵押品。除以上兩項資產抵押外，集團其他資產均無抵押。

或然負債

於二〇〇七年十二月三十一日，集團的或然負債是關於銀行給予共同控制公司的借款所作保證承擔及其他擔保總額港幣二十四億一千萬元(二〇〇七年六月三十日：港幣三十四億零二百萬元)。

董事及最高行政人員之權益

於二〇〇七年十二月三十一日，本公司董事及最高行政人員於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）的股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及香港聯合交易所有限公司（「聯交所」）的權益及淡倉（包括彼等根據證券及期貨條例之該等條文被假設或視為擁有之權益或淡倉），或記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據本公司已採納載於上市規則附錄十之上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所的權益或淡倉如下：

1. 本公司股份及相關股份好倉

	持有之股份數目							
董事姓名	個人權益（實益擁有人）	家族權益（配偶或18歲以下之子女）	公司權益（受授制公司之權益）	其他權益	總數	股本衍生工具內持有相關股份數目	總數	佔已發行股份百分比
郭炳湘	75,000	-	-	1,084,972,522[1]	1,085,047,522	-	1,085,047,522	42.31
李兆基	486,340	-	343,000[2]	-	829,340	-	829,340	0.03
郭炳江	1,976,281	304,065	-	1,083,022,214[1]	1,085,302,560	-	1,085,302,560	42.32
郭炳聯	75,000	-	-	1,086,165,895[1]	1,086,240,895	-	1,086,240,895	42.36
王于漸	-	1,000	-	-	1,000	-	1,000	0
胡寶星	-	-	-	-	-	236,800[3]	236,800	0
李家祥	-	-	18,000[4]	-	18,000	-	18,000	0
盧超駿	90,000	-	-	-	90,000	-	90,000	0
陳啟銘	41,186	-	-	-	41,186	-	41,186	0
陳鉅源	-	66,000	126,500[5]	-	192,500	-	192,500	0
鄺 準	702,722	339,358	-	-	1,042,080	-	1,042,080	0.04
黃奕鑑	145,904	-	-	-	145,904	-	145,904	0
黃植榮	195,999	-	-	-	195,999	-	195,999	0
胡家驃（胡寶星之替代董事）	-	1,000	-	-	1,000	-	1,000	0

附註：

1. 由於郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，此等權益（按證券及期貨條例而言）視作他們之權益。於此股權中，1,062,988,347股本公司股份屬相同權益，並因此重覆計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000 股權益。Superfun乃香港中華煤氣有限公司（「中華煤氣」）之全資附屬公司。而恒基兆業地產有限公司（「恒地」）擁有中華煤氣39.06%權益。恒基兆業有限公司（「恒兆」）擁有恒地52.30%權益。Hopkins (Cayman) Limited（「Hopkins」）為一單位信託（「單位信託」）之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。故根據證券及期貨條例而言，李兆基博士被視為擁有上述343,000股本公司股份之權益。

3. 此等相關股份乃因胡寶星爵士以實益擁有人身份持有以實物交收非上市之與股票掛鈎票據而持有。

4. 此等股份乃由一間由李家祥博士擁有12.20%股本權益之公司持有。

5. 此等股份乃由一間授控於陳鉅源先生之公司持有。

2. 本公司相聯法團之股份及相關股份好倉

(a) 新意網集團有限公司(「新意網」)

	持有之股份數目					
董事姓名	個人權益 (實益擁有人)	其他權益	總數	股本衍生工具內持有相關股份數目	總數	佔已發行股份百分比
郭炳湘	-	1,070,000[1]	1,070,000	-	1,070,000	0.05
郭炳江	-	1,070,000[1]	1,070,000	-	1,070,000	0.05
郭炳聯	-	1,742,500[1]	1,742,500	-	1,742,500	0.08
鄺 準	300,000	-	300,000	-	300,000	0.01
黃奕鑑	100,000	-	100,000	-	100,000	0
黃植榮	109,000	-	109,000	-	109,000	0

附註： 1. 由於郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，此等權益(按證券及期貨條例而言)視作他們之權益。於此股權中，1,070,000股新意網股份屬相同權益，並因此重覆計算為該三位董事之權益。

(b) 數碼通電訊集團有限公司(「數碼通」)

	持有之股份數目				
董事姓名	其他權益	總數	股本衍生工具內持有相關股份數目	總數	佔已發行股份百分比
郭炳聯	2,237,767[1]	2,237,767	-	2,237,767	0.38

附註： 1. 由於郭炳聯先生為某些酌情信託之受益人，此等權益(按證券及期貨條例而言)視作他之權益。

(c) 載通國際控股有限公司

	持有之股份數目				
董事姓名	個人權益 (實益擁有人)	總數	股本衍生工具內持有相關股份數目	總數	佔已發行股份百分比
郭炳湘	61,522	61,522	-	61,522	0.01
郭炳聯	393,350	393,350	-	393,350	0.09
鍾士元	18,821	18,821	-	18,821	0

(d) 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
舉捷有限公司	8	80	4[1]	40

附註： 1. 該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益(按證券及期貨條例而言)視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中屬相同權益，並因此重覆計算為該三位董事之權益。

(e) 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相關法團名稱	持有之股份數目總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝 - 裕民聯營建築有限公司	1[4]	50
裕運(香港)有限公司	1[9]	50
Fullwise Finance Limited	2[2]	50
金騏有限公司	1[10]	50
翠玉地產資源有限公司	1[11]	25
Joy Wave Development Limited	1[4]	50
嘉樂威有限公司	2,459[12]	24.59
美福發展有限公司	3,050[13]	33.33
New Treasure Development Limited	1[11]	25
半島豪庭管理服務有限公司	1[14]	50
盛意發展有限公司	1[11]	25
星際發展有限公司	1[15]	33.33
添富利物業有限公司	4,918[16]	49.18
紅磡建築有限公司	1[4]	50
旋高發展有限公司	1[17]	50
旋高工程管理有限公司	1[17]	50
World Space Investment Limited	4,918[16]	49.18

附註： 1. 李兆基博士被視為透過Superfun擁有本公司343,000 股股份權益。Superfun乃中華煤氣之全資附屬公司。而恒地擁有中華煤氣39.06%權益。恒兆擁有恒地52.30%權益。Hopkins為單位信託之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer及Riddick為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。李兆基博士被視為擁有恒地之權益。故根據證券及期貨條例而言，李兆基博士被視為擁有上述本公司343,000股股份權益。

2. 李兆基博士被視為透過裕運（香港）有限公司擁有2股權益。該公司的50%權益為恒地全資持有之Masterland Limited所擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

3. 李兆基博士被視為透過 Chico Investment Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

4. 李兆基博士被視為透過裕民建築有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

5. 李兆基博士被視為透過 Central Waterfront Property Investment Holdings Limited擁有100股權益。該公司被Starland International Limited（「Starland」）持有其34.21% 權益，Starland為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

6. 李兆基博士被視為擁有一共50股權益，此乃透過Starland而持有34.21股權益及Prominence Properties Limited（「Prominence」）持有15.79股權益。Starland為恒地之全資附屬公司，而Prominence為中華煤氣之全資附屬公司，中華煤氣的39.06%權益為恒地所有。如附註1所述，李兆基博士被視為擁有恒地之權益。

7. 李兆基博士被視為透過 Starland擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

8. 李兆基博士被視為透過兆權發展有限公司擁有100股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

9. 李兆基博士被視為透過Masterland Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

10. 李兆基博士被視為透過Atex Resources Limited擁有1股權益。該公司為恒地全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

11. 李兆基博士被視為透過Citiplus Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

12. 李兆基博士被視為透過Chico Investment Limited擁有 2,459股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

13. 李兆基博士被視為透過Quickcentre Properties Limited擁有3,050股權益。該公司被Andcoe Limited的全資附屬公司恒基（中國）投資有限公司持有其50% 權益，Andcoe Limited 則為Brightland Enterprises Limited全資擁有的恒基中國集團有限公司之全資附屬公司，而Brightland Enterprises Limited為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

14. 李兆基博士被視為透過偉邦物業管理有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

15. 李兆基博士被視為透過恒基兆業發展有限公司擁有1股權益。該公司由Kingslee S.A. 持有67.94%權益，而Kingslee S.A. 為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

16. 李兆基博士被視為透過Billion Ventures Limited擁有4,918股權益。該公司由恒地之全資附屬公司Chico Investment Limited持有50% 權益。如附註1所述，李兆基博士被視為擁有恒地之權益。

17. 李兆基博士被視為透過Dandy Investments Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

除以上所披露外，於二〇〇七年十二月三十一日，並無董事及本公司最高行政人員，根據證券及期貨條例第XV部之第7及第8分部，被視為於本公司及其相關法團之股份、相關股份及債權證中持有權益及淡倉，而須記錄在根據證券及期貨條例第352條或須根據標準守則而須知會本公司及聯交所。

購股權計劃

1. 本公司之購股權計劃

本公司曾於一九九七年十一月二十日採納的購股權計劃(「前計劃」)。自採納有關計劃以來，本公司已分別於二○○○年二月十五日及二○○一年七月十六日授出購股權二次。第一次及第二次授出之購股權已分別於二○○五年二月十四日及二○○六年七月十五日失效。

本公司於二○○二年十二月五日舉行之股東特別大會上，為遵守上市規則第十七章新修訂條文之規定，已動議通過採納新購股權計劃(「新計劃」)及終止前計劃之普通決議案。自採納新計劃以來，並未有任何人士獲授予此計劃之購股權。

2. 附屬公司之購股權計劃

(a) 新意網

新意網已採納一個購股權計劃(「新意網前計劃」)，計劃主要條款概括刊載於新意網於二○○○年三月六日刊發之售股章程附錄五「法定及一般資料購股權計劃」內。新意網在二○○二年十二月三日舉行之股東週年大會上通過普通決議案，採納另一項購股權計劃(「新意網新計劃」)及終止新意網前計劃。此安排並已獲本公司於二○○二年十二月五日之股東特別大會通過有關決議案批准，當日正式生效。

(i) 新意網前計劃

自採納新意網前計劃以來，新意網已授出四批購股權；其中，行使價為每股港幣10.38元、3.88元及2.34元之購股權之行使時限已分別於二○○五年十二月三十日、二○○六年十一月十四日及二○○七年三月十九日營業時間完畢後止。新意網不得再根據新意網前計劃授出購股權。然而，根據此計劃授出而尚未行使購股權將須繼續受此股權計劃的條文及聯交所之創業板上市規則(「創業板上市規則」)第二十三章的條文規管。

行使價為每股港幣1.43元之購股權可根據有關計劃條款行使：

(a) 三分一之購股權可於二○○三年七月八日起計三年內行使；

(b) 另外三分一之購股權可於二○○四年七月八日起計三年內行使；及

(c) 餘下三分一之購股權可於二○○五年七月八日起計三年內行使。

購股權之行使時限將於二○○八年七月七日營業時間完畢後止。

截至二○○七年十二月三十一日止六個月內並無根據新意網前計劃授出購股權。

(ii) 新意網新計劃

自採納新意網新計劃以來，新意網已授出兩批購股權。

行使價為每股港幣1.59元之購股權可根據有關計劃條款行使：

(a) 於二〇〇四年十一月二十九日起計三年內可行使最多三分一之購股權；

(b) 於二〇〇五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；及

(c) 於二〇〇六年十一月二十九日起計三年內可行使其餘或全數購股權。

購股權之行使時限將於二〇〇九年十一月二十八日營業時間完畢後止。

行使價為每股港幣1.41元之購股權，於二〇〇五年十一月十日起計三年內可根據有關計劃條款行使全數購股權，購股權之行使時限將於二〇〇八年十一月九日營業時間完畢後止。

截至二〇〇七年十二月三十一日止六個月內並無根據新意網新計劃授出購股權。

截至二〇〇七年十二月三十一日止六個月內，按僱傭條例所指的「連續合約」工作的本公司僱員按新意網前計劃及新意網新計劃獲授予之購股權情況，總列如下：

		購股權數目				
授出日期	行使價（港幣）	於2007年7月1日之結餘	於期內授出	於期內行使	於期內註銷/失效	於2007年12月31日之結餘
29.11.2003	1.590	503,666	-	-	50,000	453,666

除上述所披露之參與者外，新意網自採納新意網前計劃及新意網新計劃以來並無授出任何購股權予其他人士，而須根據上市規則第17.07條作出披露。

(b) **互聯優勢有限公司（「互聯優勢」）**

新意網另批准其附屬公司互聯優勢之購股權計劃。新意網之董事會可向互聯優勢及其任何附屬公司之全職僱員及執行董事授出可認購互聯優勢股份之購股權，股份數目不得超逾互聯優勢不時已發行股本之10%（「互聯優勢計劃」）。根據互聯優勢計劃授出之購股權的行使時限，是由授出購股權當日起至互聯優勢董事會釐定的日期或二〇一〇年二月二十八日（以較早者為準）止，並可按計劃內之條文提前終止。自採納互聯優勢計劃以來，並無授出購股權予任何人士。

(c) **數碼通**

根據於二〇〇二年十一月十五日採納之數碼通購股權計劃之條款，數碼通可授購股權予參與者，包括數碼通集團之董事及員工，使其認購數碼通之股份。自採納該計劃以來，因所述之購股權並無授予本公司之任何人士，根據上市規則，無須作出任何披露。

主要股東之權益

於二〇〇七年十二月三十一日，除以上披露之董事及本公司最高行政人員外，根據證券及期貨條例第XV部第2及3分部須向本公司披露，或須於本公司按證券及期貨條例第336條規定備存之登記冊中記錄，以下人士持有本公司股份或相關股份之好倉：

名稱	受託人權益	公司權益	實益擁有人	其他權益	股份總數	佔已發行股份之百分比
HSBC International Trustee Limited (「HITL」)	1,089,683,920	-	-	-	1,089,683,920[1]	42.49
Cerberus Group Limited (「CGL」)	-	1,062,988,347	-	-	1,062,988,347[1]	41.45
Vantage Captain Limited (「VCL」)	-	75,830,929	987,157,418	-	1,062,988,347[1]	41.45

附註： 1. VCL持有權益之股份屬CGL擁有權益之相同股份，而CGL擁有之股份屬HITL擁有權益股份之組成部份。於二〇〇七年十二月三十一日，VCL、CGL 及HITL 實際持有本公司1,062,988,347股重複權益，此重複權益為前文「董事及最高行政人員之權益」章節內第1項附註1所提及之股份相同。

其他人士權益

截至二〇〇七年十二月三十一日止六個月內，除以上所披露董事、最高行政人員及主要股東於本公司及其相關法團之股份及相關股份之權益外，並無其他人士之權益記錄在根據證券及期貨條例第336條須予備存的登記冊內。

購入、出售或贖回股份

截至二〇〇七年十二月三十一日止六個月內，除本公司於二〇〇七年十月之股份配售外，本公司或其任何附屬公司並無購入或出售本公司任何股份。以及於此期內，本公司亦無贖回本公司任何股份。

中期股息

董事局宣佈本公司將於二〇〇八年四月七日派發每股現金中期股息港幣八角正(二〇〇六年：每股港幣七角正)給予在二〇〇八年三月三十一日在股東名冊上登記的股東。

截止過戶日期

本公司將由二〇〇八年三月二十五日(星期二)至二〇〇八年三月三十一日(星期一)止，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保享有收取普通股中期股息之權利，請將購入股票連同過戶文件於二〇〇八年三月二十日(星期四)下午四時三十分前送達本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至六室，辦理登記。

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」，定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾上市規則規定為8%之有關百分比率，須根據上市規則第13.22條所規定作出持續披露，於二〇〇七年十二月三十一日，聯屬公司備考合併資產負債表及集團應佔聯屬公司權益如下：

	備考合併資產負債表 (港幣百萬元)	本集團應佔權益 (港幣百萬元)
非流動資產	42,218	18,434
流動資產	15,989	6,672
流動負債	(2,609)	(1,138)
非流動負債	(51,695)	(22,544)
	3,903	1,424

董事進行證券交易的標準守則

本公司跟隨上市規則附錄十之上市公司董事進行證券交易的標準守則(「標準守則」)作為董事進行本公司之證券交易的行為準則。本公司已向每位董事查詢及獲得其確認於截至二〇〇七年十二月三十一日止六個月內均有全面遵守標準守則。

中期財務報表審閱

本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

企業管治

截至二〇〇七年十二月三十一日止六個月內，除下述之情況外，本公司已遵守載列於上市規則附錄十四之企業管治常規守則的守則條文(「守則條文」)：

守則條文A.2.1條規定主席與行政總裁之角色應有區分，並不應由一人同時兼任。因應現有之企業架構，主席及行政總裁之角色並無區分，儘管本集團主席及行政總裁之角色均由同一位人士所擔任，惟權利並非集中於一人，其責任亦同時由兩位副主席所分擔，所有重大決定均經由董事局、適當之董事局委員會及高級管理層商議後才作出，另董事局包含四位獨立非執行董事，為集團帶來獨立及不同之觀點，因此，董事局認為已具備足夠的權力平衡及保障。

承董事局命
公司秘書
黎浩佳

香港，二〇〇八年三月六日



沙田道風山項目
To Fung Shan project, Sha Tin



廣州三東大道項目
Sandong Avenue project, Guangzhou



上海國金中心
Shanghai IFC, Shanghai


PHILIPS

九龍站環球貿易廣場
International Commerce Centre,
Kowloon Station

天璽 II
The Cullinan II

天璽 I
The Cullinan I

集團透過提升物業質素、創新的設計及單位間隔，加上全面豪華會所設備，以及優質顧客服務，不斷為旗下物業增值，加強物業發展的邊際利潤。在收租物業方面，出租率維持約百分之九十五的高水平。九龍站環球貿易廣場第一期已於二○○七年底落成，整個項目將於二○一○年竣工，預租進展順利。

集團將採取專注策略，積極拓展內地業務。位於上海陸家嘴金融貿易區的上海國金中心總面積超過四百萬平方呎，將於二○一○年全部落成，而淮海中路項目的商場前期市務推廣經已展開，濰坊豪華住宅項目亦進入最後規劃階段，位於無錫的太湖國際社區第一期預售成績令人鼓舞。

集團將於未來九個月內推售的香港住宅項目包括九龍站天璽、沙田道風山及元朗龍田村項目。在內地方面，計劃於未來一年預售項目包括杭州萬象城第一期、廣州三東大道項目、成都雙流縣項目第一期及中山奕翠園第四期。

High quality, innovative designs, comprehensive luxury clubhouse facilities and premium service enhance development margins. Occupancy of the Group's rental portfolio remains high at 95 per cent. The first phase of International Commerce Centre was completed in late 2007, and the entire project will be finished in 2010. Preliminary leasing is progressing well.

The Group will adhere to its focused approach to mainland business expansion. Shanghai IFC in the Lujiazui finance and trade zone will have over four million square feet, scheduled for completion by 2010. Preliminary marketing of a shopping mall in a project on Huai Hai Zhong Road has already begun, while a luxury residential development in Wei Fong is in the final stages of planning. Preliminary sales of phase 1 of Taihu International Community have been encouraging.

Hong Kong projects going on sale in the next nine months include The Cullinan at Kowloon Station and two other projects at To Fung Shan in Sha Tin and Lung Tin Tsuen in Yuen Long. Mainland projects slated for the market over the next year include phase 1 of MIXC in Hangzhou, Sandong Avenue in Guangzhou, phase 1 of a Shuangliu County development in Chengdu and phase 4 of The Woodland in Zhongshan.



中環國際金融中心二期
Two IFC, Central

Board of Directors

Executive Directors

Kwok Ping-sheung, Walter *(Chairman & Chief Executive)*
Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)*
Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)*
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike

Non-Executive Directors

Lee Shau-kee *(Vice Chairman)*
Woo Po-shing
Li Ka-cheung, Eric
Kwan Cheuk-yin, William
Lo Chiu-chun, Clement
Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Independent Non-Executive Directors

Chung Sze-yuen
Yip Dicky Peter
Wong Yue-chim, Richard
Cheung Kin-tung, Marvin

Committees

Audit Committee

Cheung Kin-tung, Marvin*
Yip Dicky Peter
Li Ka-cheung, Eric

Remuneration Committee

Chung Sze-yuen*
Lo Chiu-chun, Clement
Wong Yue-chim, Richard

Nomination Committee

Wong Yue-chim, Richard*
Kwan Cheuk-yin, William
Yip Dicky Peter

**Committee Chairman*

Financial Highlights and Corporate Information

FINANCIAL HIGHLIGHTS

For the six months ended 31 December	2007	2006	Change (%)
Financial Highlights (HK$million)			
Turnover	11,919	14,781	-19.4
Gross rental income[1]	3,873	3,498	+10.7
Net rental income[1]	2,839	2,535	+12.0
Profit attributable to company's shareholders	13,626	10,910	+24.9
Underlying profit attributable to company's shareholders[2]	6,200	5,297	+17.0
Financial Information per share (HK$)			
Earnings	5.42	4.38	+23.7
Underlying earnings[2]	2.47	2.13	+16.0
Interim dividend	0.80	0.70	+14.3

Notes: 1. Including contributions from jointly-controlled entities and associates.

2. Excluding revaluation surplus of investment properties net of deferred tax.

CORPORATE INFORMATION

Company Secretary

Lai Ho-kai, Ernest

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

Auditors

Deloitte Touche Tohmatsu

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1712-6
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Hang Seng Bank Limited
Industrial and Commercial Bank of China
BNP Paribas
Bank of Communications
The Bank of East Asia, Limited

Solicitors

Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

We are pleased to present the report to the shareholders on behalf of the Chairman, who is currently on leave.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2007 was HK$13,626 million, including a revaluation surplus on investment properties of HK$7,459 million net of deferred tax. This represents a 25 per cent increase from the corresponding period last year. Earnings per share were HK$5.42, an increase of 24 per cent from the same period last year.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$6,200 million, an increase of 17 per cent from the corresponding period last year. Underlying earnings per share were HK$2.47, an increase of 16 per cent from the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.80 per share for the six months ended 31 December 2007, an increase of 14 per cent from the corresponding period last year. It will be payable on 7 April 2008, to shareholders whose names appear on the Register of Members of the Company on 31 March 2008.

BUSINESS REVIEW

Property Sales

Property sales turnover for period under review as recorded in the accounts was HK$3,554 million, as compared to HK$6,888 million during the same period last year. The Group sold and pre-sold an attributable HK$8,505 million of properties during the period, a 13 per cent increase from the same period last year. Of this, Hong Kong contributed HK$7,518 million, mainly from Harbour Place in Kowloon that went on the market in December 2007 and remaining units in completed projects including The Arch, Manhattan Hill and Harbour Green. Mainland sales amounted to HK$452 million and Singapore accounted for HK$535 million.

Land Bank

Hong Kong

Three residential sites were added to the Group's development land bank in Hong Kong during the period through land use conversions and private negotiations. The total attributable gross floor area was 365,000 square feet.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
18 Po Yip Street, Yuen Long	Residential	100	222,000
Chatham Garden Redevelopment, Kowloon	Residential/ Shopping Centre	29	106,000
48-50 Stanley Village Road	Residential	100	37,000
Total			**365,000**

The Group's Hong Kong land bank was 43.3 million square feet as at 31 December 2007, consisting of 25.2 million square feet of completed investment properties and 18.1 million square feet of properties under development. The Group also acquired a 90 per cent stake in a residential project in Shau Kei Wan on Hong Kong Island after the reporting period, amounting to 55,000 square feet of attributable gross floor area. The Group holds more than 23 million square feet of agricultural land in terms of site area. Most of this is along existing or planned railways in the New Territories and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Mainland China

The Group continued to expand its investments on the mainland and completed three acquisitions during the period. These add about seven million square feet of attributable gross floor area to its mainland land bank.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Liede, Guangzhou	Office/Shopping Centre/Hotel/ Serviced Apartments	33.3	2,039,000
Industrial Park, Suzhou	Residential/Hotel/Office/ Shopping Centre	90	3,257,000
Hexi CBD, Nanjing	Office/Shopping Centre/ Serviced Apartments	100	1,699,000
Total			**6,995,000**

The Liede project in the heart of Guangzhou at Zhujiang Xincheng will be an integrated commercial complex with comprehensive transport connections. The Suzhou Industrial Park project consists of three sites. Luxury residences and a hotel will take shape on the sites abutting Jinji Lake, and a shopping mall and offices will go up in the eastern-central district that will be served by a future mass transit line. The Hexi CBD project in the new Nanjing town centre will have a shopping centre, high-end offices and serviced apartments.

These additions brought the Group's mainland land bank to an attributable 52.7 million square feet. Over 70 per cent of the 49.7 million square feet of properties under development will be high-end residences and serviced apartments, with the rest being top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations, are being held for rent.

Property Development

The Hong Kong residential market saw both volume and price increases in 2007. Homebuyers' confidence remained high and the market remained resilient in recent months, with firm prices despite high stock market volatility. Prices for luxury property continued to outperform the mass market. Supply constraints meant fewer new units were available for pre-sale.

The profile of homebuyers was increasingly diverse with more up-graders and investors, and buying interest among mainlanders was also on the rise. While real interest rates have gone into negative territory, short-term speculation remains limited and substantially below the levels in 1997.

With changing customers' needs and preferences, the Group has selectively modified the flat mix of various residential projects under development to provide more large units. Development margins on projects are enhanced by creating value through quality upgrades and innovative designs and layouts, along with comprehensive luxury clubhouse facilities and premium customer service. The forthcoming residential project The Cullinan will set a new standard for luxury apartments.

The Group completed the first phase of International Commerce Centre (ICC) during the period, with 900,000 square feet of top-class office space. The entire ICC development will be held as a long-term investment.

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture rental properties, rose by 11 per cent to HK$3,873 million. Net rental income for the period was also up 12 per cent to HK$2,839 million. Overall occupancy of the Group's rental portfolio remains high at about 95 per cent.

The increase in rental income was primarily driven by strong positive renewals in the office portfolio as a result of robust growth in the Hong Kong economy. The retail portfolio also registered stable rental growth during the period.

The most important project under development is the 118-storey International Commerce Centre (ICC). The first phase of the building was completed in late 2007, and the entire project will be finished in 2010. The project is conveniently located above Kowloon Station on the Airport Express with easy access to Central and the airport, as well as to the mainland via planned cross-border rail connections. ICC is supported by a comprehensive range of amenities including The HarbourView Place serviced suite hotel, top-class hotels operated by Ritz-Carlton and W Hotels and the 900,000-square-foot Elements mall that has become a popular spot for shoppers since its opening in October 2007.

Pre-leasing of ICC is progressing well, with top investment banks Morgan Stanley and Credit Suisse now secured as major tenants. About 1.5 million square feet, or 60 per cent of the total office space, is pre-let or in advanced stages of negotiations with prospective tenants from various sectors.

Other office projects under construction in various locations will set new area benchmarks for premium quality. The Group is developing a large office project on Kwai Chung Town Lot 215. The project is close to the Kwai Hing MTR station and will have a sizeable floor plate and intelligent facilities. Construction of the first phase of 600,000 square feet is under way. New projects including ICC will cement the Group's position as one of the largest grade-A office landlords in Hong Kong.

The local retail sector has flourished and the Group's shopping centres have attracted more visitors, bringing retail tenants higher traffic and turnover. Occupancy at APM and IFC malls remained high, and their successes have further reinforced the Group's leading position in the retail leasing market. Regular promotional campaigns and refinements to tenant mixes will continue in the Group's malls, to draw shoppers and boost tenants' business. Renovations to World Trade Centre are under way and new tenants have started moving into the fresh new mall. Visitor numbers are expected to increase after the renovations are finished, creating a better shopping environment.

The prosperous business climate in Hong Kong has raised demand for high-end residential rental accommodation. The serviced suites in The HarbourView Place at Kowloon Station will open in mid 2008 to offer unparalleled luxury living and premium service.

Mainland Business

Rapid economic growth, rising incomes, continued capital inflow and abundant liquidity resulted in a strong property market across the country for most of 2007. Accelerated macro-economic control measures amid rising inflationary pressures affected the property sector, notably the residential market, late last year. Although residential prices have softened with reduced transaction volume, the current adjustment should be conducive to sustainable and healthy development in the mainland property market over the long term.

The Group made further headway in its mainland investment drive during the period under review, with acquisitions in Guangzhou, Nanjing and Suzhou. Major projects under construction on the mainland are progressing apace.

Shanghai IFC in the Lujiazui financial trade zone will have over four million square feet. It is scheduled for completion in phases by 2010. The office space will meet the latest international standards and specifications to cater for the needs of leading multinationals and financial institutions. HSBC will have its mainland headquarters there and will be the largest occupant of the south office tower. Market interest in the flagship shopping mall is high and the response to initial leasing has been very encouraging, with many international retailers and renowned restaurants in negotiations with a view to opening flagship outlets.

Construction of another top-quality integrated development in Shanghai with 2.5 million square feet of attributable gross floor area is under way. The project is on Huai Hai Zhong Road in a bustling area that includes the interchange of three subway lines. It will have a shopping mall, offices and deluxe residences, scheduled for completion in 2010. Preliminary marketing of the shopping mall has already begun.

Planning of a 1.7-million-square-foot luxury residential project on the bank of the Huangpu River in Wei Fong is in the final stages. The project is expected to set a new standard for world-class luxury residences in Shanghai.

Taihu International Community in Wuxi is progressing smoothly and pre-sales have been encouraging, with about 600 units in the first phase sold. Other projects in Hangzhou, Chengdu and Guangzhou are progressing as scheduled. Projects are also being planned for recently-acquired sites in Guangzhou, Nanjing and Suzhou.

The mainland investment property rental portfolio continued to show impressive performance. Shanghai Central Plaza was fully let with rent increases for both the retail and office space during the period and Arcadia Shanghai achieved over 90 per cent occupancy.

Renovations and re-branding of the million-square-foot Sun Dong An Plaza as Beijing APM finished late last year. Leasing has been encouraging with commitments for almost 90 per cent of the space. The renovated mall features a wider collection of modern international retailers and food and beverage choices, and it should see the full benefit of business opportunities arising from the Beijing Olympics this year. A refurbishment of the 460,000 square feet of space in the office towers is on track for completion in the second half of 2008.

Hotels

The Group's Four Seasons, Royal Garden, Royal Plaza and Royal Park hotels recorded high average occupancies of over 90 per cent with impressive rises in room rates during the period. This can be attributed to management's continued efforts to elevate service and Hong Kong's growing popularity as a tourist destination.

The Royal View Hotel on the Ting Kau waterfront has seen steady business growth since it opened in June last year, while the W Hotel at Kowloon Station is scheduled to open in the second half of 2008.

This year will be an exciting one for Hong Kong's tourism sector as the city co-hosts the equestrian events of the Beijing Olympics. The Group's Royal Park Hotel is honoured to have been chosen as the Olympic Village for many of the athletes during the events in August, reinforcing the Group's leading reputation for premium hospitality and service in the territory.

The Group is well-positioned to take advantage of growing business opportunities in Hong Kong and on the mainland. A world-class hotel operated by Ritz-Carlton will be completed in 2010 and construction of another hotel project in Tseung Kwan O has also commenced. Construction of two premium hotels at Shanghai IFC to be run by Ritz-Carlton and W Hotels is progressing smoothly.

Telecommunications and Information Technology

SmarTone

SmarTone saw continued increases in service revenue and profits during the period under review, and while competition remained intense, it registered solid growth in average revenue per user as a result of an improved customer profile. Data revenue increased significantly, reflecting the company's consistent focus on delivering compelling multimedia services and a superior customer experience. The Group is confident of SmarTone's positioning and prospects, and will maintain its interest in the company as a long-term investment.

SUNeVision

SUNeVision recorded further growth in revenue and recurring profit for the period under review. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities, as reflected by steadily rising occupancy. The Group remains confident in the company's financial strength and earning prospects.

Transportation and Infrastructure

Transport International Holdings

The performance of Transport International Holdings' (TIH) bus operations in Hong Kong and on the mainland continued to be suppressed by soaring fuel prices, wage increases and inflation. Sales of the Manhattan Hill residential development in 2007 contributed significantly to the company's bottom line, and rapid economic growth on the mainland will continue to offer new investment opportunities. TIH also has a 73 per cent interest in RoadShow Holdings, which is mainly engaged in media sales in Hong Kong and on the mainland.

Other Infrastructure Businesses

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre operated smoothly. The Route 3 (Country Park Section) continued to achieve steady traffic volume during the period under review. All the Group's infrastructure projects are in Hong Kong and will provide steady income streams over the long term.

Corporate Finance

The Group remains committed to prudent financial management with low leverage and high interest coverage. Solid cash flows from rental income and property sales enabled the Group to post a net debt to shareholders' funds of 14.3 per cent as at 31 December 2007.

The Group placed 72.5 million shares in October 2007 at a placing price of HK$150.75 per share, raising net proceeds of HK$10,884 million. This put the Group in a better financial position for future expansion both in Hong Kong and on the mainland. Following its HK$15,250 million six-year, fully-revolving syndicated loan facility arranged in June 2007, the Group will keep watching market conditions to arrange longer-term financing at favourable rates through the syndicated loan market or its Euro Medium Term Note Programme.

The Group has not entered into any derivative or structured product transactions, including collateralized debt obligations. Its exposure to foreign exchange risk is very low, as the overwhelming majority of its financing is denominated in Hong Kong dollars and its development projects in China are financed by renminbi loans.

The Group's robust financial condition and leading market position have enabled it to score an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's. These are the highest credit ratings among Hong Kong developers.

Customer Service

The Group has always made customers its first priority. Its property-management subsidiaries, Hong Yip Service Company and Kai Shing Management Services, manage estates that include over a quarter of a million households in Hong Kong, offering residents the best in customer care.

The Group pays close attention to changing market trends so that it can consistently offer customers quality products and service. The SHKP Club provides an effective channel for two-way communications with the market with its over 270,000 members. The Club offers them a wide range of property-related benefits, shopping privileges and leisure and recreational opportunities, and its co-brand VISA card also provides members with a variety of discounts and offers.

Corporate Governance

The Group is committed to high standards of corporate governance in all aspects of its business. It strives to maintain effective accountability mechanisms through well-developed reporting systems and internal controls, as well as prompt disclosure of information to investors to ensure full transparency.

These ongoing efforts in corporate governance have won the Group widespread international recognition. Awards include the top rankings among the Best Company for Corporate Governance in both Hong Kong and Asia from Asiamoney magazine and being named the Best Managed Property Company in Asia and Best Managed Company in Hong Kong by Euromoney magazine in 2007. The Group was also named Best Global Developer and Best Developer in Hong Kong and Asia in the 2007 Liquid Real Estate awards.

Corporate Social Responsibility

The Group is committed to corporate social responsibility. It supports numerous activities that promote education and the well-being of the community.

Environmental protection is one of the Group's key concerns. It follows eco-friendly concepts in the planning, design, construction and management of new developments to advance greener, healthier living. The Group's environmental policies and achievements have earned extensive recognition, including the top HK-BEAM ranking for International Commerce Centre.

The SHKP Book Club was set up to encourage reading. Its initiatives include organizing book review competitions, staging seminars and publishing a free literary magazine. The Group presents an ongoing lecture series by Nobel Laureates and also encourages positive living and good mental health through numerous events and seminars.

Knowing that dedicated staff are its most valuable asset, the Group regularly recruits top graduates from local and mainland universities, and it has a comprehensive management trainee programme in place. It also makes numerous training programmes available to staff at all levels to help them reach their full potential, both personally and professionally.

PROSPECTS

2008 is a challenging year for the global economy, particularly for the US. There are more risks to growth in view of the contagion of the sub-prime crisis and subsequent credit crunch in developed economies, but vigorous policy responses by the relevant governments and central banks should enable the global economy to weather these uncertainties.

The mainland economy faces rising inflation and external imbalance, and macro-tightening measures are likely to remain in place for most of 2008. The Beijing Olympics this August should spur business opportunities, and sustained growth in domestic consumption and follow-through on fixed asset investments will support economic expansion.

The Group welcomes the positive initiatives and tax concessions introduced in the Hong Kong government's 2008/09 budget. The new measures coupled with a low interest rate environment will support healthy economic growth in the territory this year.

The residential property market in Hong Kong will continue to do well. Rising incomes, strong affordability for homebuyers and negative real interest rates will continue to underpin demand for residential properties in spite of uncertainty about external economies and volatility in equity markets. Supply of new private housing will remain at record low levels in the next few years.

The Group will carry on offering quality residential projects for sale in Hong Kong. It will also look actively for opportunities to replenish its land bank through various channels, including the conversion of agricultural land to residential use.

Anticipated increased rents for tenancy renewals and new leases should mean that the Group's investment property portfolio in Hong Kong will continue to show good performance. Grade-A office rents in core areas on Hong Kong Island are likely to remain firm as a result of tight supply. Retail rents will keep rising steadily at a modest pace with a better job market, rising incomes and growing tourist spending.

The Group currently has 5.5 million square feet of investment properties under development in Hong Kong, and these new projects along with others on the mainland will substantially boost rental income over the medium to long term. The Group will consider disposing of some non-core investment property assets to optimize the rental portfolio.

The Group will adhere to its focused approach to mainland business expansion. While it will concentrate on the prime cities of Beijing, Shanghai, Guangzhou and Shenzhen, it will selectively invest in other major cities with higher income levels and geographical significance.

Sustained economic growth and ongoing urbanization mean that there will be more room for the property sector in major mainland cities to expand over the long term, though the residential market is likely to consolidate for a while longer amid macro-control measures and credit tightening. The Group will capitalize on the current mainland environment and selectively seek new projects with attractive returns as opportunities arise.

Major residential projects in Hong Kong to go on sale in the next nine months include The Cullinan at Kowloon Station, a luxury, low-density project at To Fung Shan in Shatin and a modern residential project for young professionals at Lung Tin Tsuen in Yuen Long. Mainland residential projects to go on pre-sale over the next year include Phase 1 of the MIXC project in Hangzhou, the Sandong Avenue residential project in Guangzhou, Phase 1 of the Shuangliu County project in Chengdu and Phase 4 of The Woodland in Zhongshan. Barring unforeseen circumstances, the results for the current financial year are expected to be satisfactory.

APPRECIATION

Dr Marvin Cheung Kin-tung was appointed as an independent non-executive director in December 2007. His extensive knowledge of finance and experience in civic affairs will contribute to the Group's business.

We would also like to take this opportunity to express our gratitude to our fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

By order of the Board

Thomas Kwok Ping-kwong
Vice Chairman & Managing Director

Raymond Kwok Ping-luen
Vice Chairman & Managing Director

Hong Kong, 6 March 2008

Consolidated Profit and Loss Account

For the six months ended 31 December 2007 (Expressed in millions of Hong Kong dollars)

	Note	**(Unaudited) Six months ended 31 December 2007**	2006
Revenue	2	**11,919**	14,781
Cost of sales		**(5,357)**	(8,220)
Gross profit		**6,562**	6,561
Other income		**322**	314
Selling and marketing expenses		**(598)**	(755)
Administrative expenses		**(622)**	(585)
Operating profit before change in fair value of investment properties	2	**5,664**	5,535
Increase in fair value of investment properties		**5,842**	5,547
Operating profit after change in fair value of investment properties		**11,506**	11,082
Finance costs		**(516)**	(430)
Finance income		**158**	133
Net finance costs	3	**(358)**	(297)
Profit on disposal of long-term investments less impairment loss, net	4	**530**	4
Share of results of associates		**285**	565
Share of results of jointly controlled entities		**4,000**	1,462
	2	**4,285**	2,027
Profit before taxation	5	**15,963**	12,816
Taxation	6	**(2,117)**	(1,816)
Profit for the period		**13,846**	11,000
Attributable to:			
Company's shareholders		**13,626**	10,910
Minority interests		**220**	90
		13,846	11,000
Interim dividend at HK$0.80 (2006: HK$0.70) per share		**2,051**	1,744
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7(a)		
Basic		**$5.42**	$4.38
Diluted		**N/A**	$4.38
Earnings per share excluding the effect of changes in fair value of investment properties net of deferred tax (underlying earnings per share)	7(b)		
Basic		**$2.47**	$2.13
Diluted		**N/A**	$2.13

Consolidated Balance Sheet

As at 31 December 2007 (Expressed in millions of Hong Kong dollars)

	Note	**(Unaudited) 31 December 2007**	(Audited) 30 June 2007
Non-current assets			
Investment properties	8	**146,381**	135,143
Fixed assets	9	**22,680**	21,476
Associates		**3,709**	3,414
Jointly controlled entities		**24,698**	19,684
Long-term investments	10	**5,584**	6,297
Loan receivables	11	**923**	1,120
Intangible assets	12	**602**	634
Goodwill		**34**	-
		204,611	187,768
Current assets			
Properties for sale		**61,580**	48,796
Debtors, prepayment and others	13	**10,076**	12,525
Short-term investments	14	**880**	841
Bank balances and deposits		**7,544**	7,364
		80,080	69,526
Current liabilities			
Bank and other borrowings		**(2,054)**	(773)
Trade and other payables	15	**(14,017)**	(14,136)
Deposits received on sale of properties		**(223)**	(6)
Taxation		**(3,868)**	(3,944)
		(20,162)	(18,859)
Net current assets		**59,918**	50,667
Total assets less current liabilities		**264,529**	238,435
Non-current liabilities			
Bank and other borrowings		**(34,998)**	(32,559)
Deferred taxation		**(18,153)**	(16,684)
Other long-term liabilities		**(667)**	(697)
		(53,818)	(49,940)
Net assets		**210,711**	188,495
Capital and reserves			
Share capital	16	**1,282**	1,246
Share premium and reserves		**205,137**	184,230
Shareholders' funds		**206,419**	185,476
Minority interests		**4,292**	3,019
Total equity		**210,711**	188,495

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2007 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December 2007	2006
Net cash (used in)/from operating activities	**(2,341)**	2,019
Net cash used in investing activities	**(6,709)**	(5,745)
Net cash (used in)/from financing activities		
- net drawdown of bank and other borrowings	**3,437**	7,281
- dividends paid to shareholders	**(4,103)**	(3,738)
- dividends paid to minority shareholders	**(299)**	(261)
- proceeds from issue of shares	**10,891**	-
- others	**(866)**	(456)
	9,060	2,826
Increase/(decrease) in cash and cash equivalents	**10**	(900)
Cash and cash equivalents at beginning of period	**6,975**	7,406
Effect of foreign exchange rates changes	**10**	11
Cash and cash equivalents at end of period	**6,995**	6,517
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	**6,503**	6,193
Bank balances and cash	**947**	778
Bank overdrafts	**(115)**	(124)
	7,335	6,847
Less: Pledged bank deposits	**(340)**	(330)
	6,995	6,517

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2007 (Expressed in millions of Hong Kong dollars)

	Unaudited								
	Attributable to Company's shareholders								
	Share Capital	Share Premium	Capital reserves	Investment revaluation reserves	Exchange reserve	Retained profits	Total	Minority interests	Total
At 1 July 2006	1,246	24,873	757	959	152	139,542	167,529	3,018	170,547
Exchange difference arising on translation of financial statements of									
- subsidiaries	-	-	-	-	206	-	206	5	211
Fair value gains on available-for-sale investments	-	-	-	1,026	-	-	1,026	11	1,037
Net income recognized directly in equity	-	-	-	1,026	206	-	1,232	16	1,248
Fair value gains released on sale of available-for-sale investments	-	-	-	(9)	-	-	(9)	-	(9)
Profit for the period	-	-	-	-	-	10,910	10,910	90	11,000
Total recognized income for the period	-	-	-	1,017	206	10,910	12,133	106	12,239
Shares issued on exercise of share options	-	54	(1)	-	-	-	53	-	53
Recognition of share-based payment	-	-	1	-	-	-	1	-	1
Final dividend paid	-	-	-	-	-	(3,738)	(3,738)	-	(3,738)
Acquisition of subsidiaries	-	-	-	-	-	-	-	(18)	(18)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	(261)	(261)
At 31 December 2006	1,246	24,927	757	1,976	358	146,714	175,978	2,845	178,823
At 1 July 2007	**1,246**	**24,927**	**757**	**2,276**	**983**	**155,287**	**185,476**	**3,019**	**188,495**
Exchange difference arising on translation of financial statements of									
- subsidiaries	-	-	-	-	**715**	-	**715**	**58**	**773**
Fair value gains on available-for-sale investments	-	-	-	**110**	-	-	**110**	-	**110**
Net income recognized directly in equity	-	-	-	**110**	**715**	-	**825**	**58**	**883**
Fair value gains released on sale of available-for-sale investments	-	-	-	**(295)**	-	-	**(295)**	-	**(295)**
Profit for the period	-	-	-	-	-	**13,626**	**13,626**	**220**	**13,846**
Total recognized income for the period	-	-	-	**(185)**	**715**	**13,626**	**14,156**	**278**	**14,434**
Issue of shares, net of expenses	**36**	**10,855**	-	-	-	-	**10,891**	-	**10,891**
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	-	-	**1**	-	-	**(1)**	-	-	-
Shares issued by a subsidiary on exercise of share options	-	-	**(1)**	-	-	-	**(1)**	**1**	-
Final dividend paid	-	-	-	-	-	**(4,103)**	**(4,103)**	-	**(4,103)**
Acquisition of subsidiaries	-	-	-	-	-	-	-	**1,218**	**1,218**
Deemed disposal of a subsidiary	-	-	-	-	-	-	-	**7**	**7**
Capital contribution from minority interests	-	-	-	-	-	-	-	**71**	**71**
Repayment of capital contribution to minority interests	-	-	-	-	-	-	-	**(3)**	**(3)**
Dividend paid to minority shareholders	-	-	-	-	-	-	-	**(299)**	**(299)**
At 31 December 2007	**1,282**	**35,782**	**757**	**2,091**	**1,698**	**164,809**	**206,419**	**4,292**	**210,711**

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2007.

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations (hereinafter collectively referred to as " new HKFRSs") issued by the HKICPA.

		Effective for accounting period beginning on or after
HKAS 1 (Amendment)	Capital disclosures	1 January 2007
HKFRS 7	Financial instruments: Disclosures	1 January 2007
HK(IFRIC) - INT 10	Interim financial reporting and impairment	1 November 2006
HK(IFRIC) - INT 11	HKFRS 2 - Group and treasury share transactions	1 March 2007

The adoption of these new HKFRSs has no significant impact on the Group's results and financial position.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

The following is an analysis of the revenue and results for the period, analysed by business segments, the Group's primary basis of segmentation.

For the six months ended 31 December 2007

	The Company and its subsidiaries		Associates and jointly controlled entities	Attributable Profit
	Segment Revenue	**Segment Results**	**Share of Results**	**Total**
Property				
Property sales	**3,554**	**2,348**	**1,387**	**3,735**
Rental income	**3,232**	**2,355**	**484**	**2,839**
	6,786	**4,703**	**1,871**	**6,574**
Hotel operation	**509**	**165**	**79**	**244**
Telecommunications	**2,056**	**191**	**-**	**191**
Other businesses	**2,568**	**641**	**56**	**697**
	11,919	**5,700**	**2,006**	**7,706**
Other income		**322**	**-**	**322**
Unallocated administrative expenses		**(358)**	**-**	**(358)**
Operating profit before change in fair value of investment properties		**5,664**	**2,006**	**7,670**
Increase in fair value of investment properties		**5,842**	**3,463**	**9,305**
Operating profit after change in fair value of investment properties		**11,506**	**5,469**	**16,975**
Net finance costs		**(358)**	**(257)**	**(615)**
Profit on disposal of long-term investments less impairment loss, net		**530**	**-**	**530**
Profit before taxation		**11,678**	**5,212**	**16,890**
Taxation				
- Group		**(2,117)**	**-**	**(2,117)**
- Associates		**-**	**(31)**	**(31)**
- Jointly controlled entities		**-**	**(896)**	**(896)**
Profit after taxation		**9,561**	**4,285**	**13,846**

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (CONT'D)

For the six months ended 31 December 2006

	The Company and its subsidiaries		Associates and jointly controlled entities	Attributable Profit
	Segment Revenue	Segment Results	Share of Results	Total
Property				
Property sales	6,888	2,633	648	3,281
Rental income	2,966	2,143	392	2,535
	9,854	4,776	1,040	5,816
Hotel operation	415	140	57	197
Telecommunications	2,102	48	-	48
Other businesses	2,410	578	78	656
	14,781	5,542	1,175	6,717
Other income		314	-	314
Unallocated administrative expenses		(321)	-	(321)
Operating profit before change in fair value of investment properties		5,535	1,175	6,710
Increase in fair value of investment properties		5,547	1,290	6,837
Operating profit after change in fair value of investment properties		11,082	2,465	13,547
Net finance costs		(297)	(81)	(378)
Profit on disposal of long-term investments less impairment loss, net		4	-	4
Profit before taxation		10,789	2,384	13,173
Taxation				
- Group		(1,816)	-	(1,816)
- Associates		-	(44)	(44)
- Jointly controlled entities		-	(313)	(313)
Profit for the period		8,973	2,027	11,000

Revenue from properties sales includes HK$88 million (2006: HK$36 million) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other income includes mainly investment income from equity and bonds investments.

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2007	2006
Interest expenses on		
Bank loans and overdrafts	**719**	520
Other loans wholly repayable within five years	**36**	63
Other loans not wholly repayable within five years	**150**	48
	905	631
Notional non-cash interest accretion	**42**	37
Less : Portion capitalized	**(431)**	(238)
	516	430
Interest income on bank deposits	**(158)**	(133)
	358	297

4. PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS LESS IMPAIRMENT LOSS, NET

	Six months ended 31 December	
	2007	2006
Profit on deemed disposal of a subsidiary	**2**	-
Profit on disposal of jointly controlled entities	**20**	-
Profit on disposal of available-for-sale investments	**508**	12
Impairment of available-for-sale investments	**-**	(8)
	530	4

5. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2007	2006
Profit before taxation is arrived at after charging:		
Cost of properties sold	**1,016**	3,915
Cost of other inventories sold	**329**	526
Depreciation and amortization	**540**	494
Amortization of intangible assets (included in cost of sales)	**32**	31
and crediting:		
Dividend income from listed and unlisted investments	**101**	73
Interest income from listed and unlisted debt securities	**31**	11
Net realized and unrealized holding gains on marketable securities	**175**	203

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31 December	
	2007	2006
Current taxation		
Hong Kong profits tax	**727**	691
China income tax	**25**	10
	752	701
Deferred taxation		
Change in fair value of investment properties	**1,183**	974
Other origination and reversal of temporary differences	**182**	141
	1,365	1,115
	2,117	1,816

Hong Kong profits tax is provided at the rate of 17.5 per cent (2006: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. EARNINGS PER SHARE

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$13,626 million (2006: HK$10,910 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,513,110,536 (2006: 2,491,795,194). No diluted earnings per share for the period ended 31 December, 2007 is presented as there are no potential dilutive ordinary shares. The diluted earnings per share for the period ended 31 December 2006 was based on 2,491,799,895 shares which was the weighted average number of shares in issue during the period plus the weighted average number of 4,701 shares deemed to be issued at no consideration if all outstanding options had been exercised.

(Expressed in millions of Hong Kong dollars)

7. EARNINGS PER SHARE (CONT'D)

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to Company's shareholders of HK$6,200 million (2006: HK$5,297 million), excluding the effect of fair value changes on investment properties. A reconciliation of profit is as follows:

	Six months ended 31 December	
	2007	2006
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	**13,626**	10,910
Increase in fair value of investment properties	**(5,842)**	(5,547)
Deferred tax on changes in fair value of investment properties	**1,183**	974
Adjustments for realized gains of disposed investment properties	**33**	26
Increase/(decrease) in fair value of investment properties net of deferred tax attributable to minority interests	**56**	(2)
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(2,856)**	(1,064)
Underlying profit attributable to Company's shareholders	**6,200**	5,297

(Expressed in millions of Hong Kong dollars)

8. INVESTMENT PROPERTIES

(a) Movement during the period:

Valuation	
At 1 July 2007	**135,143**
Acquired on acquisition of a subsidiary	**2,119**
Additions	**1,609**
Transfer in	**1,055**
Disposals	**(76)**
Transfer out	**(3)**
Exchange difference	**692**
Fair value changes	**5,842**
At 31 December 2007	**146,381**

(b) Valuation of properties shown above comprises:

Properties in Hong Kong held under	
Long lease (not less than 50 years)	**26,941**
Medium-term lease (less than 50 years but not less than ten years)	**100,855**
Properties outside Hong Kong held under	
Long lease (not less than 50 years)	**806**
Medium-term lease (less than 50 years but not less than ten years)	**17,779**
	146,381

(c) The Group's investment properties have been revalued as at 31 December 2007 by an in-house professional valuer on a market value basis.

9. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$2,506 million and net book value of fixed assets disposed of amounted to HK$9 million.

(Expressed in millions of Hong Kong dollars)

10. LONG-TERM INVESTMENTS

	31 December 2007	30 June 2007
Available-for-sale debt securities		
Listed debt securities, overseas	**593**	745
Available-for-sale equity securities		
Listed equity securities, overseas	**823**	802
Listed equity securities, Hong Kong	**3,594**	4,147
Unlisted equity securities	**574**	603
	4,991	5,552
	5,584	6,297
Market value		
Listed overseas	**1,416**	1,547
Listed in Hong Kong	**3,594**	4,147
	5,010	5,694

11. LOAN RECEIVABLES

	31 December 2007	30 June 2007
Mortgage loan receivables	**1,087**	1,164
Less : Amount due within one year included under current assets	**(164)**	(44)
	923	1,120

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date and carry interest at rates with reference to bank's lending rates.

The carrying amount of loan receivables approximates their fair value.

12. INTANGIBLE ASSETS

Intangible assets represent the discounted value of the annual fees payable for the telecommunication licences over the licence period less accumulated amortization and impairment loss. The corresponding non-current and current portion of these contractual liabilities are recorded in other long-term liabilities and other payables respectively.

(Expressed in millions of Hong Kong dollars)

13. DEBTORS, PREPAYMENT AND OTHERS

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in debtors, prepayment and others are trade debtors of HK$4,917 million (30 June 2007: HK$10,341 million), of which 92 per cent aged less than 60 days, two per cent between 61 to 90 days and six per cent more than 90 days (30 June 2007: 98 per cent, one per cent and one per cent, respectively).

The fair values of debtors and other receivables are not materially different from their book values.

14. SHORT-TERM INVESTMENTS

	31 December 2007	30 June 2007
Marketable securities, at market value		
Listed equity securities, Hong Kong	**798**	710
Listed equity securities, overseas	**43**	61
	841	771
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed debt securities, overseas	**-**	31
(Market value 30 June 2007 : HK$31 million)		
Available-for-sale debt securities maturing within one year		
Listed debt securities, overseas	**39**	39
	880	841

15. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$1,256 million (30 June 2007: HK$986 million), of which 65 per cent aged less than 60 days, four per cent between 61 to 90 days and 31 per cent more than 90 days (30 June 2007: 63 per cent, four per cent and 33 per cent, respectively).

The carrying amounts of trade and other payables approximate their fair values.

(Expressed in millions of Hong Kong dollars)

16. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	**2,900**	**1,450**
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning of period	**2,492**	**1,246**
Issue of shares	**72**	**36**
At end of period	**2,564**	**1,282**

On 29 October 2007, 72.5 million ordinary shares in the Company were placed at a price of HK$150.75 per share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 72.5 million new ordinary shares for cash at a subscription price of HK$150.23 per share to increase the capital base of the Company. The subscription price is equivalent to the Placing Price less expenses borne by the Company in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$36 million and HK$10,855 million respectively. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

17. SHARE OPTION SCHEME

(a) There was no outstanding or movement in share options during the six months ended 31 December 2007. Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the six months ended 31 December 2006 were as follows:

			Number of Share Options			
Date of Grant	Exercise Price	Exercisable Period	At 1 Jul 2006	Exercised during the period	Lapsed during the period	At 31 Dec 2006
16 July 2001	HK$70	16.7.2002 to 15.7.2006	810,000	(774,000)	(36,000)	-
			810,000	(774,000)	(36,000)	-

(Expressed in millions of Hong Kong dollars)

17. SHARE OPTION SCHEME (CONT'D)

(b) No share options was exercised during the six months ended 31 December 2007. Details of share options exercised during the six months ended 31 December 2006 were as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
3 July 2006	HK$70	HK$79.15	24,000	1
6 July 2006	HK$70	HK$79.35	60,000	4
7 July 2006	HK$70	HK$78.45	75,000	5
10 July 2006	HK$70	HK$78.80	150,000	11
11 July 2006	HK$70	HK$78.80	240,000	17
12 July 2006	HK$70	HK$78.80	225,000	16
			774,000	54

18. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		**Jointly controlled entities Six months ended 31 December**	
	2007	2006	**2007**	2006
Interest income	**-**	-	**63**	61
Rental income	**3**	3	**-**	-
Rental expense	**-**	-	**12**	12
Other revenue from services rendered	**45**	308	**7**	7
Purchase of goods and services	**-**	-	**105**	56

(Expressed in millions of Hong Kong dollars)

19. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows :

		31 December 2007	30 June 2007
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**8,729**	8,876
	Authorized but not contracted for	**139**	490
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**4**	4
(c)	Group's share of capital commitments of joint ventures:		
	Contracted but not provided for	**2,294**	1,800
	Authorized but not contracted for	**85**	-

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$2,408 million (30 June 2007: HK$3,400 million) and other guarantees of HK$2 million (30 June 2007: HK$2 million).

20. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current period's presentation.

REVIEW OF RESULTS

Profit attributable to Company's shareholders for the six months ended 31 December 2007 was HK$13,626 million, an increase of HK$2,716 million or 24.9% compared to HK$10,910 million for the corresponding period last year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$7,459 million for the current period and HK$5,639 million for the corresponding period of the last financial year.

Underlying net profit for the period, excluding the effect of fair value changes on investment properties, amounted to HK$6,200 million, a rise of HK$903 million or 17.0% compared to HK$5,297 million in the same period of last year. The increase was primarily attributable to higher profit contributions from property sales and net rental income as a result of improved development profit margin and notable rental reversions. Profit from property sales and net rental income for the period amounted to HK$3,735 million and HK$2,839 million, representing an increase of 13.8% and 12.0%, as compared to same period of last year, respectively.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 31 December 2007 increased to HK$206,419 million or HK$80.5 per share from HK$185,476 million or HK$74.4 per share at the previous year end. The increase of HK$20,943 million or 11% was largely attributable to the net underlying profit retained for the six months ended 31 December 2007, the increase in fair value of the Group's investment property portfolio, and the increase in the Company's equity of HK$10,891 million following the issue of 72.5 million new shares under a share placement made in October 2007.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2007, calculated on the basis of net debt to Company's shareholders' funds, was 14.3% compared to 14% at 30 June 2007. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 7.2 times compared to 10.4 times for the same period last year.

As at 31 December 2007, the Group's gross borrowings totalled HK$37,052 million. All borrowings of the Group are unsecured except for HK$1,305 million related to the non-recourse bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. Net debt, after deducting cash and bank deposits of HK$7,544 million, amounted to HK$29,508 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2007 HK$ Million	30 June 2007 HK$ Million
Repayable :		
Within one year	**2,054**	773
After one year but within two years	**4,726**	5,429
After two years but within five years	**18,389**	21,585
After five years	**11,883**	5,545
Total borrowings	**37,052**	33,332
Cash and bank deposits	**7,544**	7,364
Net debt	**29,508**	25,968

Financial Resources and Liquidity (cont'd)

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2007, about 91% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 9% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2007, about 86% of the Group's borrowings were denominated in Hong Kong dollars, 4% in Singapore dollars, 8% in US dollars and 2% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 31 December 2007, about 90% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 10% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 31 December 2007, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,713 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$235 million.

Charges of assets

As at 31 December 2007, certain bank deposits of the Group's subsidiary, Smartone, in the aggregate amount of HK$340 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,506 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 31 December 2007, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,410 million (30 June 2007: HK$3,402 million).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2007, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwok Ping-sheung, Walter	75,000	-	-	1,084,972,522[1]	1,085,047,522	-	1,085,047,522	42.31
Lee Shau-kee	486,340	-	343,000[2]	-	829,340	-	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	-	1,083,022,214[1]	1,085,302,560	-	1,085,302,560	42.32
Kwok Ping-luen, Raymond	75,000	-	-	1,086,165,895[1]	1,086,240,895	-	1,086,240,895	42.36
Wong Yue-chim, Richard	-	1,000	-	-	1,000	-	1,000	0
Woo Po-shing	-	-	-	-	-	236,800[3]	236,800	0
Li Ka-cheung, Eric	-	-	18,000[4]	-	18,000	-	18,000	0
Lo Chiu-chun, Clement	90,000	-	-	-	90,000	-	90,000	0
Chan Kai-ming	41,186	-	-	-	41,186	-	41,186	0
Chan Kui-yuen, Thomas	-	66,000	126,500[5]	-	192,500	-	192,500	0
Kwong Chun	702,722	339,358	-	-	1,042,080	-	1,042,080	0.04
Wong Yick-kam, Michael	145,904	-	-	-	145,904	-	145,904	0
Wong Chik-wing, Mike	195,999	-	-	-	195,999	-	195,999	0
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	-	1,000	-	-	1,000	-	1,000	0

Notes: 1. Of these shares in the Company, Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,062,988,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited ("HK China Gas") which was 39.06% held by Henderson Land Development Company Limited ("Henderson Land Development"). Henderson Land Development was 52.30% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of the SFO.

3. These underlying shares were derived from unlisted and physically settled equity link note held by Sir Po-shing Woo as beneficial owner.

4. These shares were held by a company in which Dr. Li Ka-cheung, Eric owned 12.20% of its issued share capital.

5. These shares were held by a company which obliged to act in accordance with the instructions of Mr. Chan Kui-yuen, Thomas.

2. Long positions in shares and underlying shares of associated corporations of the Company

(a) SUNeVision Holdings Ltd. ("SUNeVision")

	Number of shares held					
Name of Director	Personal interests (held as beneficial owner)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwok Ping-sheung, Walter	-	1,070,000[1]	1,070,000	-	1,070,000	0.05
Kwok Ping-kwong, Thomas	-	1,070,000[1]	1,070,000	-	1,070,000	0.05
Kwok Ping-luen, Raymond	-	1,742,500[1]	1,742,500	-	1,742,500	0.08
Kwong Chun	300,000	-	300,000	-	300,000	0.01
Wong Yick-kam, Michael	100,000	-	100,000	-	100,000	0
Wong Chik-wing, Mike	109,000	-	109,000	-	109,000	0

Note: 1. Of these shares in SUNeVision, Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of the SFO.

(b) SmarTone Telecommunications Holdings Limited ("SmarTone")

	Number of shares held				
Name of Director	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767[1]	2,237,767	-	2,237,767	0.38

Note: 1. Mr. Kwok Ping-luen, Raymond was deemed to be interested in these shares by virtue of being beneficiary of certain discretionary trust(s) for the purpose of the SFO.

(c) Transport International Holdings Limited

	Number of shares held				
Name of Director	Personal interests (held as beneficial owner)	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue
Kwok Ping-sheung, Walter	61,522	61,522	-	61,522	0.01
Kwok Ping-luen, Raymond	393,350	393,350	-	393,350	0.09
Chung Sze-yuen	18,821	18,821	-	18,821	0

(d) Each of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond had the following interests in shares of the following associated corporations:

Name of Associated Corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note: 1. Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three Directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

(e) Dr. Lee Shau-kee had corporate interests in shares of the following associated corporations:

Name of Associated Corporation	Total number of shares held	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[4]	50
Everise (H.K.) Limited	1[9]	50
Fullwise Finance Limited	2[2]	50
Gold Sky Limited	1[10]	50
Jade Land Resources Limited	1[11]	25
Joy Wave Development Limited	1[4]	50
Karnold Way Limited	2,459[12]	24.59
Maxfine Development Limited	3,050[13]	33.33
New Treasure Development Limited	1[11]	25
Royal Peninsula Management Service Company Limited	1[14]	50
Special Concept Development Limited	1[11]	25
Star Play Development Limited	1[15]	33.33
Teamfield Property Limited	4,918[16]	49.18
Topcycle Construction Company Limited	1[4]	50
Topcycle Development Limited	1[17]	50
Topcycle Project Management Limited	1[17]	50
World Space Investment Limited	4,918[16]	49.18

Notes:

1. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun. This corporation was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Henderson Land Development was 52.30% held by Henderson Development. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of Henderson Development. Rimmer and Riddick as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the two shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

3. Dr. Lee Shau-kee was deemed to be interested in the one share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

4. Dr. Lee Shau-kee was deemed to be interested in the one share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

5. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 34.21% held by Starland International Limited ("Starland"), a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

6. Dr. Lee Shau-kee was deemed to be interested in a total of 50 shares of which 34.21 shares were held through Starland and 15.79 shares were held through Prominence Properties Limited ("Prominence"). Starland was wholly-owned by Henderson Land Development. Prominence was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

7. Dr. Lee Shau-kee was deemed to be interested in the one share held through Starland. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

8. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

9. Dr. Lee Shau-kee was deemed to be interested in the one share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

10. Dr. Lee Shau-kee was deemed to be interested in the one share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

11. Dr. Lee Shau-kee was deemed to be interested in the one share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

12. Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

13. Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

14. Dr. Lee Shau-kee was deemed to be interested in the one share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

15. Dr. Lee Shau-kee was deemed to be interested in the one share held through Henderson Investment Limited. This corporation was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

16. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

17. Dr. Lee Shau-kee was deemed to be interested in the one share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

Save as disclosed above, as at 31 December 2007, none of the Directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its associated corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 (the "Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001 respectively. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 adopted a new share option scheme (the "New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

2. Share Option Schemes of the Subsidiaries

(a) SUNeVision

SUNeVision had adopted a share option scheme (the "SUNeVision Old Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. By ordinary shareholders' resolutions of SUNeVision passed at its annual general meeting held on 3 December 2002, SUNeVision had adopted another share option scheme (the "SUNeVision New Scheme") and terminated the SUNeVision Old Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day.

(i) SUNeVision Old Scheme

Since the adoption of the SUNeVision Old Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise price of HK$10.38 per share, HK$3.885 per share and HK$2.34 per share expired at the close of business on 30 December 2005, 14 November 2006 and 19 March 2007 respectively. No further options may be offered under the SUNeVision Old Scheme. However, the outstanding options granted under the SUNeVision Old Scheme shall continue to be subject to the provisions of the SUNeVision Old Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) one-third of the options within three years commencing on 8 July 2003;
(b) a further one-third of the options within three years commencing on 8 July 2004; and
(c) the remaining one-third of the options within three years commencing on 8 July 2005.

The options will expire at the close of business on 7 July 2008.

During the six months ended 31 December 2007, no share options were granted under the SUNeVision Old Scheme.

(ii) SUNeVision New Scheme

SUNeVision had granted two lots of share options under the SUNeVision New Scheme since its adoption.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;

(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005; and

(c) the remaining amount within three years commencing on 29 November 2006.

The options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share may be exercised in accordance with the terms of the relevant scheme in full at any time within three years from 10 November 2005 and the options will expire at the close of business on 9 November 2008.

During the six months ended 31 December 2007, no share options were granted under the SUNeVision New Scheme.

The movements during the six months ended 31 December 2007 of the share options granted under the SUNeVision Old Scheme and the SUNeVision New Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance are summarized as follows:

		Number of shares held				
Date of grant	**Exercise price (HK$)**	**Balance as at 1.7.2007**	**Granted during the period**	**Exercised during the period**	**Cancelled/ Lapsed during the period**	**Balance as at 31.12.2007**
29.11.2003	1.59	503,666	-	-	50,000	453,666

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Scheme and the SUNeVision New Scheme any options to any other persons as required to be disclosed under Listing Rule 17.07.

(b) iAdvantage Limited ("iAdvantage")

SUNeVision operates another share option scheme which was approved for iAdvantage, a wholly-owned subsidiary of SUNeVision, allowing the board of Directors of SUNeVision the right to grant to the full-time employees and executive directors of iAdvantage or any of its subsidiaries options to subscribe for share of iAdvantage in aggregate up to 10 % of its issued capital from time to time (the "iAdvantage Scheme"). The exercise period of any options granted under the iAdvantage Scheme shall commence on the date of grant of the option and expire on such date as determined by the board of directors of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein. No share options have been granted to any person under the iAdvantage Scheme since its adoption.

(c) SmarTone

Pursuant to the terms of the share option scheme of SmarTone adopted on 15 November 2002, SmarTone may grant options to the participants, including directors and employees of SmarTone group, to subscribe for shares of SmarTone. No share options for SmarTone have been granted to any Director or employee of the Company since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the long positions of every person, other than a Director or the chief executive of the Company, who had interest or short positions in the shares or underlying shares of the Company which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	As Trustee	Corporate interests	Beneficial owner	Others	Total number of shares	% of shares in issue
HSBC International Trustee Limited ("HITL")	1,089,683,920	-	-	-	1,089,683,920[1]	42.49
Cerberus Group Limited ("CGL")	-	1,062,988,347	-	-	1,062,988,347[1]	41.45
Vantage Captain Limited ("VCL")	-	75,830,929	987,157,418	-	1,062,988,347[1]	41.45

Note: 1. The shares in which VCL was interested were the same shares in which CGL was interested; the shares in which CGL was interested formed part of the shares in which HITL was interested. As at 31 December 2007, the actual duplicate interests in the Company held by VCL, CGL and HITL was 1,062,988,347 shares which were also the same shares referred to in Note 1 of sub-section 1 under the section headed "Directors' and Chief Executive's Interests".

INTERESTS OF OTHER PERSONS

During the six months ended 31 December 2007, other than the interests in shares and underlying shares of the Company and its associated corporations held by the Directors, the chief executive and substantial shareholders of the Company stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Except for the share placement by the Company in October 2007, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period for the six months ended 31 December 2007. In addition, the Company has not redeemed any of its ordinary shares during the period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.80 per share (2006: HK$0.70 per share) payable in cash on 7 April 2008 to shareholders on the Register of Members as at 31 March 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 25 March 2008 to Monday, 31 March 2008 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 20 March 2008.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Listing Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 31 December 2007 are presented below:

	Proforma combined balance sheet (HK$M)	**The Group's attributable interest** (HK$M)
Non-current assets	42,218	18,434
Current assets	15,989	6,672
Current liabilities	(2,609)	(1,138)
Non-current liabilities	(51,695)	(22,544)
	3,903	1,424

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company follows the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules (the "Model Code") as the code of conduct for Directors in their dealings in the securities of the Company. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the Model Code during the period for the six months ended 31 December 2007.

REVIEW OF INTERIM FINANCIAL STATEMENTS

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

During the six months ended 31 December 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code Provision A.2.1 stipulates that the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Group's Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two Vice-Chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees, as well as top management. There are four Independent Non-Executive Directors on the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

By Order of the Board

Ernest Lai Ho-kai
Company Secretary

Hong Kong, 6 March 2008

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